Filed Pursuant to Rule 424(b)(3)
Registration No. 333-162866

PROSPECTUS SUPPLEMENT

(To prospectus dated March 23, 2011)

2,771,909 SHARES OF COMMON STOCK, $2.50 PAR VALUE

OFFICEMAX

INCORPORATED

This prospectus supplement supplements the prospectus dated March 23, 2011, relating to the resale of 2,771,909 shares of our common stock to allow our master trust (the “Selling Stockholder”), which is the funding vehicle for the Company’s six tax-qualified employee pension benefit plans (the “Plans”), to resell, from time to time, shares of our common stock that we contributed as a voluntary, excess contribution to the Selling Stockholder. Since the date that we contributed such shares to the Selling Stockholder, the Selling Stockholder has sold 5,559,813 of the 8,331,722 shares contributed to the Selling Stockholder, and the 2,771,909 shares specified above represents the number of shares remaining to be sold. This prospectus supplement should be read in conjunction with the prospectus dated March 23, 2011, including any supplements thereto, which is to be delivered with this prospectus supplement, and this prospectus supplement is qualified by reference to the prospectus and any supplements thereto, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus and any supplements thereto. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any supplements thereto.

Quarterly Report on Form 10-Q

Current Reports on Form 8-K

On October 28, 2011, we filed with the Securities and Exchange Commission (the “SEC”) a Form 10-Q for the quarterly period ended September 24, 2011. The text of such Form 10-Q is attached hereto as Exhibit 99.1.

On November 4, 2011, we filed with the SEC a Current Report on Form 8-K. The text of such Form 8-K is attached hereto as Exhibit 99.2.

On November 7, 2011, we filed with the SEC a Current Report on Form 8-K. The text of such Form 8-K is attached hereto as Exhibit 99.3.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 8, 2011.

Exhibit 99.1

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 24, 2011

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 1-5057

OFFICEMAX INCORPORATED

(Exact name of registrant as specified in its charter)

Delaware	82-0100960
(State or other jurisdiction of incorporation or organization)	(I.R.S Employer Identification No.)

263 Shuman Boulevard Naperville, Illinois	60563
(Address of principal executive offices)	(Zip Code)

(630) 438-7800

(Registrant’s telephone number, including area code)

(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “accelerated filer,” “large accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date.

Class	Shares Outstanding as of October 26, 2011
Common Stock, $2.50 par value	86,123,472

PART I—FINANCIAL INFORMATION

ITEM 1.	FINANCIAL STATEMENTS

OfficeMax Incorporated and Subsidiaries

Consolidated Statements of Operations

(thousands, except per-share amounts)

	Three Months Ended
	September 24, 2011	September 25, 2010
	(unaudited)
Sales	$1,774,767	$1,813,366
Cost of goods sold and occupancy costs	1,315,106	1,342,944

Gross profit	459,661	470,422
Operating expenses
Operating, selling and general and administrative expenses	418,365	429,498

Operating income	41,296	40,924
Interest expense	(17,827)	(18,444)
Interest income	10,984	10,646
Other income (expense), net	173	(23)

Pre-tax income	34,626	33,103
Income tax expense	(11,167)	(11,678)

Net income attributable to OfficeMax and noncontrolling interest	23,459	21,425
Joint venture results attributable to noncontrolling interest	(1,426)	(886)

Net income attributable to OfficeMax	22,033	20,539
Preferred dividends	(515)	(573)

Net income available to OfficeMax common shareholders	$21,518	$19,966

Net income per common share
Basic	$0.25	$0.23
Diluted	$0.25	$0.23

See accompanying notes to quarterly consolidated financial statements

OfficeMax Incorporated and Subsidiaries

Consolidated Statements of Operations

(thousands, except per-share amounts)

	Nine Months Ended
	September 24, 2011	September 25, 2010
	(unaudited)
Sales	$5,285,384	$5,383,794
Cost of goods sold and occupancy costs	3,926,148	3,980,171

Gross profit	1,359,236	1,403,623
Operating expenses
Operating, selling and general and administrative expenses	1,271,391	1,273,886
Other operating expenses, net	13,916	11,348

Operating income	73,929	118,389
Interest expense	(54,721)	(55,132)
Interest income	32,913	31,850
Other income (expense), net	307	(57)

Pre-tax income	52,428	95,050
Income tax expense	(17,837)	(34,374)

Net income attributable to OfficeMax and noncontrolling interest	34,591	60,676
Joint venture results attributable to noncontrolling interest	(3,113)	(2,249)

Net income attributable to OfficeMax	31,478	58,427
Preferred dividends	(1,614)	(1,921)

Net income available to OfficeMax common shareholders	$29,864	$56,506

Net income per common share
Basic	$0.35	$0.67
Diluted	$0.34	$0.65

See accompanying notes to quarterly consolidated financial statements

OfficeMax Incorporated and Subsidiaries

Consolidated Balance Sheets

(thousands)

	September 24, 2011	December 25, 2010
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$485,426	$462,326
Receivables, net	568,055	546,885
Inventories	765,353	846,463
Deferred income taxes and receivables	74,085	99,613
Other current assets	58,077	58,999

Total current assets	1,950,996	2,014,286

Property and equipment:
Land and land improvements	40,248	41,317
Buildings and improvements	487,539	487,160
Machinery and equipment	770,321	818,081

Total property and equipment	1,298,108	1,346,558
Accumulated depreciation	(924,341)	(949,269)

Net property and equipment	373,767	397,289

Intangible assets, net	81,700	83,231
Investment in Boise Cascade Holdings, L.L.C.	175,000	175,000
Timber notes receivable	899,250	899,250
Deferred income taxes	290,468	284,529
Other non-current assets	231,800	225,344

Total assets	$4,002,981	$4,078,929

See accompanying notes to quarterly consolidated financial statements

OfficeMax Incorporated and Subsidiaries

Consolidated Balance Sheets

(thousands, except share and per-share amounts)

	September 24, 2011	December 25, 2010
	(unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of debt	$39,195	$4,560
Accounts payable	627,453	686,106
Income tax payable	1,365	11,055
Accrued expenses and other current liabilities:
Compensation and benefits	103,329	145,911
Other	227,035	196,842

Total current liabilities	998,377	1,044,474

Long-term debt, less current portion	230,849	270,435
Non-recourse debt	1,470,000	1,470,000

Other long-term items:
Compensation and benefits obligations	237,112	250,756
Deferred gain on sale of assets	179,757	179,757
Other long-term liabilities	194,618	213,496

Noncontrolling interest in joint venture	34,632	49,246

Shareholders’ equity:
Preferred stock—no par value; 10,000,000 shares authorized; Series D ESOP: $0.01 stated value; 650,311 and 686,696 shares outstanding	29,264	30,901
Common stock—$2.50 par value; 200,000,000 shares authorized; 86,089,903 and 85,057,710 shares outstanding	215,224	212,644
Additional paid-in capital	1,011,793	986,579
Accumulated deficit	(504,262)	(533,606)
Accumulated other comprehensive loss	(94,383)	(95,753)

Total OfficeMax shareholders’ equity	657,636	600,765

Total liabilities and shareholders’ equity	$4,002,981	$4,078,929

See accompanying notes to quarterly consolidated financial statements

OfficeMax Incorporated and Subsidiaries

Consolidated Statements of Cash Flows

(thousands)

	Nine Months Ended
	September 24, 2011	September 25, 2010
	(unaudited)
Cash provided by operations:
Net income attributable to OfficeMax and noncontrolling interest	$34,591	$60,676
Non-cash items in net income:
Earnings on investment in Boise Cascade Holdings L.L.C.	(5,830)	(5,391)
Depreciation and amortization	63,759	76,586
Pension and other postretirement benefits expense	6,227	3,688
Other	13,070	8,747
Changes in operating assets and liabilities:
Receivables	(14,707)	4,002
Inventories	77,249	48,227
Accounts payable and accrued liabilities	(76,980)	(50,850)
Current and deferred income taxes	5,749	28,433
Other	(24,385)	(18,140)

Cash provided by operations	78,743	155,978

Cash used for investment:
Expenditures for property and equipment	(41,549)	(50,153)
Proceeds from sales of assets, net	169	1,607

Cash used for investment	(41,380)	(48,546)

Cash used for financing:
Cash dividends paid—preferred stock	(2,224)	(2,575)
Borrowings of short-term debt, net	20	(626)
Payments of long-term debt	(5,154)	(2,715)
Purchase of Series D preferred stock	(1,624)	(3,595)
Proceeds from exercise of stock options	1,949	1,832
Payments related to other share-based compensation	(4,404)	—
Other	157	7

Cash used for financing	(11,280)	(7,672)

Effect of exchange rates on cash and cash equivalents	(2,983)	1,606
Increase in cash and cash equivalents	23,100	101,366

Balance at beginning of the period	462,326	486,570

Balance at end of the period	$485,426	$587,936

See accompanying notes to quarterly consolidated financial statements

Notes to Quarterly Consolidated Financial Statements (unaudited)

1. Basis of Presentation

Nature of Operations

OfficeMax Incorporated (“OfficeMax,” the “Company” or “we”) is a leader in both business-to-business and retail office products distribution. The Company provides office supplies and paper, print and document services, technology products and solutions and furniture to large, medium and small businesses, government offices and consumers. OfficeMax customers are served by approximately 30,000 associates through direct sales, catalogs, the Internet and a network of retail stores throughout the United States, Canada, Australia, New Zealand and Mexico.

The accompanying quarterly consolidated financial statements include the accounts of OfficeMax and all majority-owned subsidiaries, except our 88%-owned subsidiary that formerly owned assets in Cuba that were confiscated by the Cuban government in the 1960s, which is accounted for as an investment due to various asset restrictions. We also consolidate the variable interest entities in which the Company is the primary beneficiary. All significant intercompany balances and transactions have been eliminated in consolidation. These financial statements are for the thirteen-week and thirty-nine-week periods ended on September 24, 2011 (also referred to as the “third quarter of 2011” or the “three months ended September 24, 2011” and the “first nine months of 2011” or the “nine months ended September 24, 2011,” respectively) and the thirteen-week and thirty-nine-week periods ended on September 25, 2010 (also referred to as the “third quarter of 2010” or the “three months ended September 25, 2010” and “first nine months of 2010” or the “nine months ended September 25, 2010,” respectively). The Company’s fiscal year ends on the last Saturday in December. Due primarily to statutory reporting requirements, the Company’s international businesses maintain December 31 year-ends and end their quarters on the last calendar day of the month, with our majority-owned joint venture in Mexico reporting one month in arrears. Fiscal year 2010 included 52 weeks for all reportable segments and businesses. Fiscal year 2011 will include 53 weeks for our U.S. businesses.

The Company manages its business using three reportable segments: OfficeMax, Contract (“Contract segment” or “Contract”); OfficeMax, Retail (“Retail segment” or “Retail”); and Corporate and Other. Management reviews the performance of the Company based on these segments. We present information pertaining to our segments in Note 10, “Segment Information”.

The Company has prepared the quarterly consolidated financial statements included herein pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Some information and note disclosures, which would normally be included in comprehensive annual financial statements prepared in accordance with accounting principles generally accepted in the United States, have been condensed or omitted pursuant to those rules and regulations. These quarterly consolidated financial statements should be read together with the consolidated financial statements and the accompanying notes included in the Company’s Annual Report on Form 10-K for the year ended December 25, 2010.

The quarterly consolidated financial statements included herein have not been audited by an independent registered public accounting firm but, in the opinion of management, include all adjustments necessary to present fairly the results for the periods indicated. Except as disclosed within these “Notes to Quarterly Consolidated Financial Statements (unaudited),” the adjustments made were of a normal, recurring nature. Quarterly results are not necessarily indicative of results which may be expected for a full year.

Recently Issued or Newly Adopted Accounting Standards

In June 2011, the Financial Accounting Standards Board issued guidance which establishes disclosure requirements for other comprehensive income. The guidance requires the reporting of components of other comprehensive income and components of net income together as components of total comprehensive income, and is effective for periods beginning on or after December 15, 2011. The guidance requires retrospective

Notes to Quarterly Consolidated Financial Statements (unaudited)—(Continued)

application and earlier application is permitted. The Company anticipates that adoption of this guidance will affect the presentation of certain elements of the Company’s financial statements, but these changes in presentation will not have a material impact on our financial statements.

2. Facility Closure Reserves

We conduct regular reviews of our real estate portfolio to identify underperforming facilities and close those facilities that are no longer strategically or economically beneficial. We record a liability for the cost associated with a facility closure at its fair value in the period in which the liability is incurred, primarily the location’s cease-use date. Upon closure, unrecoverable costs are included in facility closure reserves and include provisions for the present value of future lease obligations, less contractual or estimated sublease income. Accretion expense is recognized over the life of the required payments. These charges are recorded in other operating expenses, net on the Consolidated Statement of Operations.

During the first nine months of 2011, the Company recorded facility closure charges of $5.6 million in its Retail segment associated with closing six underperforming domestic stores prior to the end of their lease terms, of which $5.4 million was related to the lease liability and $0.2 million was related to asset impairments. None of these charges were recorded in the third quarter of 2011.

During the first nine months of 2010, the Company recorded facility closure charges of $14.4 million in its Retail segment associated with closing eight underperforming domestic stores prior to the end of their lease terms, of which $13.0 million was related to the lease liability and other costs and $1.4 million was related to asset impairments and other items. None of these charges were recorded in the third quarter of 2010.

Facility closure reserve account activity during the first nine months of 2011 was as follows:

(thousands)
Balance at December 25, 2010	$61,673
Charges related to stores closed in 2011	5,406
Transfer of deferred rent balance	928
Changes to estimated costs included in income	(1)
Cash payments	(16,643)
Accretion	2,393

Balance at September 24, 2011	$53,756

Reserve balances were classified in the Consolidated Balance Sheets as follows:

September 24, 2011
(thousands)
Other accrued liabilities	$11,939
Other long-term liabilities	41,817

Total	$53,756

Notes to Quarterly Consolidated Financial Statements (unaudited)—(Continued)

The components of the facilities closure reserve consisted of the following:

September 24, 2011
(thousands)
Estimated future lease obligations	$109,222
Less: anticipated sublease income	(55,466)

Total	$53,756

In addition, we were the lessee of a legacy building materials manufacturing facility near Elma, Washington until the fourth quarter of 2010. During 2006, we ceased operations at the facility, fully impaired the assets and recorded a reserve for the related lease payments and other contract termination and closure costs. This reserve balance was not included in the facilities closure reserve described above. During the second quarter of 2010, the Company signed an agreement with the lessor to terminate the lease and recorded income of $3.9 million to adjust the associated reserve. During the fourth quarter of 2010, we sold the facility’s equipment and recorded a final adjustment of $5.5 million to reduce the reserve balance. This income was reported in other operating expenses, net in our Consolidated Statements of Operations.

3. Severance and Other Charges

The first nine months of 2011 included severance charges recorded in the second quarter of $8.3 million ($8.0 million in Contract and $0.3 million in Retail) related to reorganizations in Canada ($3.6 million), Australia ($1.4 million) and the U.S. sales and supply chain organizations ($3.3 million). The first nine months of 2010 included a severance charge recorded in the first quarter in our Contract segment of $0.8 million related to a reorganization of our U.S. Contract customer service centers. These charges were included in other operating expenses, net in the Consolidated Statements of Operations.

As of September 24, 2011, $5.0 million of severance charges remain to be paid and are included in accrued expenses and other current liabilities in the Consolidated Balance Sheets.

4. Timber Notes/Non-Recourse Debt

In October 2004, we sold our timberland assets in exchange for $15 million in cash plus credit-enhanced timber installment notes in the amount of $1,635 million (the “Installment Notes”). The Installment Notes were issued by single-member limited liability companies formed by affiliates of Boise Cascade, L.L.C. (the “Note Issuers”). The Installment Notes are 15-year non-amortizing obligations and were issued in two equal $817.5 million tranches bearing interest at 5.11% and 4.98%, respectively. In order to support the issuance of the Installment Notes, the Note Issuers transferred a total of $1,635 million in cash to Lehman Brothers Holdings Inc. (“Lehman”) and Wachovia Corporation (“Wachovia”) (which was later purchased by Wells Fargo & Company) ($817.5 million to each of Lehman and Wachovia). Lehman and Wachovia issued collateral notes (the “Collateral Notes”) to the Note Issuers. Concurrently with the issuance of the Installment and Collateral Notes, Lehman and Wachovia guaranteed the respective Installment Notes and the Note Issuers pledged the Collateral Notes as security for the performance of the Installment Note obligations. The Installment Notes are reported as timber notes receivable in our Consolidated Balance Sheets.

In December 2004, we completed a securitization transaction in which the Company’s interests in the Installment Notes and related guarantees were transferred to wholly-owned bankruptcy remote subsidiaries. The subsidiaries pledged the Installment Notes and related guarantees and issued securitized notes (the “Securitization Notes”) in the amount of $1,470 million ($735 million through the structure supported by the Lehman guaranty and $735 million through the structure supported by the Wachovia guaranty). As a result of

Notes to Quarterly Consolidated Financial Statements (unaudited)—(Continued)

these transactions, we received $1,470 million in cash. Recourse on the Securitization Notes is limited to the proceeds of the applicable pledged Installment Notes and underlying Lehman or Wachovia guaranty, and therefore there is no recourse against OfficeMax. The Securitization Notes are 15-year non-amortizing and were issued in two equal $735 million tranches paying interest of 5.54% and 5.42%, respectively. The Securitization Notes are reported as non-recourse debt in the Company’s Consolidated Balance Sheets.

On September 15, 2008, Lehman, the guarantor of half of the Installment Notes and the Securitization Notes, filed a petition in the United States Bankruptcy Court for the Southern District of New York seeking relief under chapter 11 of the United States Bankruptcy Code. Lehman’s bankruptcy filing constituted an event of default under the $817.5 million Installment Note guaranteed by Lehman (the “Lehman Guaranteed Installment Note”).

We are required for accounting purposes to assess the carrying value of assets whenever circumstances indicate that a decline in value may have occurred. In 2008, we evaluated the carrying value of the Lehman Guaranteed Installment Note and reduced it to the estimated amount we then expected to collect ($81.8 million) by recording a non-cash impairment charge of $735.8 million, pre-tax. The ultimate amount to be realized on the Lehman Guaranteed Installment Note depends on the proceeds from the Lehman bankruptcy estate. On June 30, 2011, Lehman filed an amended Disclosure Statement (the “Disclosure Statement”) on its Chapter 11 plan (the “Chapter 11 Plan”) with the United States Bankruptcy Court for the Southern District of New York. The Disclosure Statement provides a range of estimated recoveries for various classes of unsecured creditors of Lehman. Based on the category descriptions, we, together with the indenture trustee for the Securitization Note holders (the “Indenture Trustee”), argued at a hearing on the Disclosure Statement that our claim should be treated as a class 3 senior unsecured claim (estimated to recover at a rate of approximately 21.1% under the Chapter 11 Plan) rather than falling into any other class of guarantee claims (estimated to recover at a rate of approximately 11%-13% depending on the class under the Chapter 11 Plan). Following negotiation, on October 7, 2011, we entered into a stipulation with Lehman and the Indenture Trustee that categorized our claim as a class 3 senior unsecured claim. Due to this categorization, provisions of the stipulation that make certain funds unavailable to our claim that would otherwise be available to class 3 senior unsecured claimants, the status of the bankruptcy proceedings, and based on information in the Disclosure Statement, it appears that our claim may recover at a potential rate within the range of 17% to 20%. However, uncertainties exist as to the actual recovery that will ultimately be received on the claim. The confirmation of the Chapter 11 Plan is not expected to occur until the next Bankruptcy court hearing, currently scheduled for December 6, 2011; the disposition of our claim and a related claim filed by the Note Issuers must be determined; and the funds available for claimants will depend on the value of the assets Lehman is able to liquidate. Due to these uncertainties and other factors, we have not increased our assumed recovery rate or the carrying value of the Lehman Guaranteed Installment Note. Following the confirmation hearing on the Chapter 11 Plan scheduled for December 6, 2011, an initial distribution may be made on our claim as early as March 30, 2012, assuming that all other issues in the claim have been resolved prior to or at the confirmation hearing. Further distributions are expected to occur over a several-year period. Going forward, we intend to adjust the carrying value of the Lehman Guaranteed Installment Note as further information regarding our share of the proceeds, if any, from the Lehman bankruptcy estate becomes available. Any proceeds we receive from the bankruptcy will be distributed to the Securitization Note Holders.

Recourse on the Securitization Notes is limited to the proceeds from the applicable pledged Installment Notes and underlying Lehman or Wachovia guaranty. Accordingly, the Lehman Guaranteed Installment Note and underlying Lehman guaranty will be transferred to the holders of the Securitization Notes guaranteed by Lehman in order to settle and extinguish that liability. However, under current generally accepted accounting principles, we are required to continue to recognize the liability related to the Securitization Notes guaranteed by Lehman until such time as the liability has been extinguished. This will occur when the Lehman Guaranteed Installment Note and the related guaranty are transferred to and accepted by the Securitization Note holders. We expect that

Notes to Quarterly Consolidated Financial Statements (unaudited)—(Continued)

this will occur when the assets of Lehman are currently projected to be distributed and the bankruptcy is finalized. Accordingly, we expect to recognize a non-cash gain equal to the difference between the carrying amount of the Securitization Notes guaranteed by Lehman ($735.0 million at September 24, 2011) and the carrying value of the Lehman Guaranteed Installment Note ($81.8 million at September 24, 2011) in a later period when the liability is legally extinguished. The actual gain to be recognized in the future will be measured based on the carrying amounts of the Lehman Guaranteed Installment Note and the Securitization Notes guaranteed by Lehman at the date of settlement.

Any discussion of the Lehman bankruptcy in this document is strictly based on factual observations from the bankruptcy cases and should not be interpreted as constituting legal analysis of or admission as to the ultimate allowances of our claim based on the Lehman Guaranteed Installment Note or any Note Issuers’ claim based on Collateral Notes, or the interplay thereof.

Through September 24, 2011, we have received all payments due under the Installment Notes guaranteed by Wachovia (the “Wachovia Guaranteed Installment Notes”), which have consisted only of interest due on the notes, and have made all payments due on the related Securitization Notes guaranteed by Wachovia, again consisting only of interest due. As all amounts due on the Wachovia Guaranteed Installment Notes are current and we have no reason to believe that we will not be able to collect all amounts due according to the contractual terms of the Wachovia Guaranteed Installment Notes, the notes are stated in our Consolidated Balance Sheets at their original principal amount of $817.5 million. The Installment Notes and Securitization Notes are scheduled to mature in 2020 and 2019, respectively. The Securitization Notes have an initial term that is approximately three months shorter than the Installment Notes.

At the time of the sale of the timberlands in 2004, we generated a tax gain and recognized the related deferred tax liability. The timber installment notes structure allowed the Company to defer the resulting tax liability of $543 million until 2020, the maturity date for the Installment Notes. Due to the Lehman bankruptcy and note defaults, the recognition of the Lehman portion of the gain will be triggered when the Lehman Guaranteed Installment Note is transferred to the Securitization Note holders as payment and/or when the Lehman bankruptcy is resolved. At that time, we expect to reduce the estimated tax payment due by utilizing our available alternative minimum tax credits.

5. Debt

Credit Agreements

On July 12, 2007, the Company entered into an Amended and Restated Loan and Security Agreement (the “U.S. Credit Agreement”) with a group of banks. The U.S. Credit Agreement permitted the Company to borrow up to a maximum of $700 million subject to a borrowing base calculation that limited availability to a percentage of eligible accounts receivable plus a percentage of the value of eligible inventory less certain reserves. The U.S. Credit Agreement could be increased (up to a maximum of $800 million) at the Company’s request or reduced from time to time, in each case according to the terms detailed in the U.S. Credit Agreement. Letters of credit, which could be issued under the U.S. Credit Agreement up to a maximum of $250 million, reduced available borrowing capacity. At the end of the third quarter of 2011, the Company was in compliance with all covenants under the U.S. Credit Agreement. On October 7, 2011, the U.S. Credit Agreement, which was scheduled to expire on July 12, 2012, was amended by a new agreement, discussed below.

Borrowings under the U.S. Credit Agreement were subject to interest at rates based on either the prime rate or the London Interbank Offered Rate (“LIBOR”). An additional percentage, which varied depending on the level of average borrowing availability, was added to the applicable borrowing rates under the U.S. Credit Agreement. Fees on letters of credit issued under the U.S. Credit

Notes to Quarterly Consolidated Financial Statements (unaudited)—(Continued)

Agreement were charged at a weighted average rate of 0.875% for all periods presented. The Company was also charged an unused line fee of 0.25% for all periods presented on the amount by which the maximum available credit exceeded the average daily outstanding borrowings and letters of credit.

On September 30, 2009, Grand & Toy Limited, the Company’s wholly owned subsidiary in Canada, entered into a Loan and Security Agreement (the “Canadian Credit Agreement”) with a group of banks. The Canadian Credit Agreement permitted Grand & Toy Limited to borrow up to a maximum of C$60 million subject to a borrowing base calculation that limited availability to a percentage of eligible accounts receivable plus a percentage of the value of eligible inventory less certain reserves. The Canadian Credit Agreement could be increased (up to a maximum of C$80 million) at Grand & Toy Limited’s request or reduced from time to time, in each case according to the terms detailed in the Canadian Credit Agreement. Letters of credit, which could be issued under the Canadian Credit Agreement up to a maximum of C$10 million, reduced available borrowing capacity under the Canadian Credit Agreement. At the end of the third quarter of 2011, Grand & Toy Limited was in compliance with all covenants under the Canadian Credit Agreement. On October 7, 2011, the Canadian Credit Agreement, which was scheduled to expire on July 12, 2012, was amended by a new agreement, discussed below.

On March 15, 2010, the Company’s five wholly-owned subsidiaries based in Australia and New Zealand entered into a Facility Agreement (the “Australia/New Zealand Credit Agreement”) with a financial institution based in those countries. The Australia/New Zealand Credit Agreement permits the subsidiaries in Australia and New Zealand to borrow up to a maximum of A$80 million subject to a borrowing base calculation that limits availability to a percentage of eligible accounts receivable plus a percentage of the value of certain owned properties, less certain reserves. At the end of the third quarter of 2011, the subsidiaries in Australia and New Zealand were in compliance with all covenants under the Australia/New Zealand Credit Agreement. The Australia/New Zealand Credit Agreement expires on March 15, 2013.

Availability under the Company’s credit agreements at the end of the third quarter of 2011 was as follows:

	U.S. Credit Agreement	Canadian Credit Agreement	Australia/ New Zealand Credit Agreement	Total
	(millions of U.S. dollars)
Maximum aggregate available borrowing amount	$511.7	$41.3	$56.9	$609.9
Less: Stand-by letters of credit	(52.0)	—	—	(52.0)

Amount available for borrowing	$459.7	$41.3	$56.9	$557.9

There were no borrowings under the Company’s credit agreements during 2011.

On October 7, 2011, the Company entered into a Second Amended and Restated Loan and Security Agreement (the “North American Credit Agreement”) with a group of banks. The North American Credit Agreement amended both the U.S. Credit Agreement and the Canadian Credit Agreement and consolidated them into a single credit agreement. The North American Credit Agreement permits the Company to borrow up to a maximum of $650 million, of which $50 million (U.S. dollars) is allocated to Grand and Toy Limited and $600 million is allocated to the Company and its other participating North American subsidiaries, in each case subject to a borrowing base calculation that limits availability to a percentage of eligible trade and credit card receivables plus a percentage of the value of eligible inventory less certain reserves. The North American Credit Agreement may be increased (up to a maximum of $850 million) at the Company’s request and the approval of lenders participating in the increase, or may be reduced from time to time at the Company’s request, in each case according to the terms detailed in the North American Credit Agreement. Letters of credit, which may be issued

Notes to Quarterly Consolidated Financial Statements (unaudited)—(Continued)

under the North American Credit Agreement up to a maximum of $250 million, reduce available borrowing capacity. The North American Credit Agreement expires on October 7, 2016.

Borrowings under the North American Credit Agreement will be subject to interest at rates based on either the prime rate, the federal funds rate, LIBOR or the Canadian Dollar Offered Rate. An additional percentage, which varies depending on the level of average borrowing availability, will be added to the applicable rates. Fees on letters of credit issued under the North American Credit Agreement will be charged at rates between 1.25% and 2.25% depending on the type of letter of credit (i.e., stand-by or commercial) and the level of average borrowing availability. The Company will also be charged an unused line fee of between 0.375% and 0.5% on the amount by which the maximum available credit (i.e. $650 million) exceeds the average daily outstanding borrowings and letters of credit. The unused line fee will be 0.5% until January 1, 2012, and thereafter will vary depending on the average outstanding borrowings and letters of credit.

Availability under the Company’s North American Credit Agreement at the end of the third quarter, if the agreement had been in effect at that time, would have been as follows:

North American Credit Agreement
(millions of U.S. dollars)
Maximum aggregate available borrowing amount	$618.6
Less: Stand-by letters of credit	(52.0)

Amount available for borrowing	$566.6

Other

At the end of the first nine months of 2011, Grupo OfficeMax, our 51%-owned joint venture in Mexico, had total outstanding borrowings of $10.3 million. This included $6.0 million outstanding under a 60-month installment note due in the first quarter of 2014 and $4.3 million outstanding under a 54-month installment note due in the third quarter of 2014. Payments on the installment loans are made monthly. Recourse on the Grupo OfficeMax loans is limited to Grupo OfficeMax. The installment loan maturing in the third quarter of 2014 is secured by certain owned property of Grupo OfficeMax. All other Grupo OfficeMax loan facilities are unsecured.

Cash Paid for Interest

Cash payments for interest, net of interest capitalized, were $38.4 million and $40.2 million for the first nine months of 2011 and 2010, respectively, and included interest payments related to the Securitization Notes of $19.9 million and $19.9 million for the first nine months of 2011 and 2010, respectively. Cash interest payments made on the Securitization Notes are completely offset by interest payments received on the Installment Notes.

6. Investment in Boise Cascade Holdings, L.L.C.

In connection with the sale of the paper, forest products and timberland assets in 2004, the Company invested $175 million in affiliates of Boise Cascade, L.L.C. Due to restructurings conducted by those affiliates, our investment is currently in Boise Cascade Holdings, L.L.C. (the “Boise Investment”), a building products company.

A portion of the securities received in exchange for the Company’s investment carry no voting rights. This investment is accounted for under the cost method as Boise Cascade Holdings, L.L.C. does not maintain separate ownership accounts for its affiliate’s members, and the Company does not have the ability to significantly influence its operating and financial policies.

Notes to Quarterly Consolidated Financial Statements (unaudited)—(Continued)

The Boise Investment represented a continuing involvement in the operations of the business we sold in 2004. Therefore, approximately $180 million of gain realized from the sale was deferred. This gain is expected to be recognized in earnings as the Company’s investment is reduced.

The non-voting securities of Boise Cascade Holdings, L.L.C. accrue dividends daily at the rate of 8% per annum on the liquidation value plus accumulated dividends. Dividends accumulate semiannually to the extent not paid in cash on the last day of June and December. The Company recognized dividend income on this investment of $2.0 million and $1.9 million in the third quarters of 2011 and 2010, respectively, and $5.8 million and $5.4 million in the first nine months of 2011 and 2010, respectively. The dividend receivable was $36.0 million at September 24, 2011, and was recorded in other non-current assets in the Consolidated Balance Sheets.

7. Financial Instruments, Derivatives and Hedging Activities

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, trade accounts receivable, other assets (non-derivatives), short-term borrowings and trade accounts payable approximate fair value because of the short maturity of these instruments. The following table presents the carrying amounts and estimated fair values of the Company’s other financial instruments at September 24, 2011 and December 25, 2010. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.

	September 24, 2011
	Fair Value				Carrying Amount
	Level 1	Level 2	Level 3	Total
	(thousands)
Financial assets:
Timber notes receivable
Wachovia	$—	$933,483	$—	$933,483	$817,500
Lehman	$—	$—	$81,750	$81,750	$81,750

Financial liabilities:
Recourse debt	$79,236	$163,467	$—	$242,703	$270,044
Non-recourse debt
Wachovia	$—	$850,195	$—	$850,195	$735,000
Lehman	$—	$—	$81,750	$81,750	$735,000

	December 25, 2010
	Fair Value				Carrying Amount
	Level 1	Level 2	Level 3	Total
	(thousands)
Financial assets:
Timber notes receivable
Wachovia	$—	$888,288	$—	$888,288	$817,500
Lehman	$—	$—	$81,750	$81,750	$81,750

Financial liabilities:
Recourse debt	$—	$255,519	$—	$255,519	$274,995
Non-recourse debt
Wachovia	$—	$811,093	$—	$811,093	$735,000
Lehman	$—	$—	$81,750	$81,750	$735,000

Notes to Quarterly Consolidated Financial Statements (unaudited)—(Continued)

In establishing a fair value, there is a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The basis of the fair value measurement is categorized in three levels, in order of priority, described as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Quoted prices in markets that are not active, or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable, thus reflecting assumptions about the market participants.

The carrying amounts shown in the table are included in the Consolidated Balance Sheets under the indicated captions. The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

•

Timber notes receivable: The fair value of the Wachovia Guaranteed Installment Notes is determined as the present value of expected future cash flows discounted at the current interest rate for loans of similar terms with comparable credit risk (Level 2 inputs). The fair value of the Lehman Guaranteed Installment Note reflects the estimated future cash flows of the note considering the estimated effects of the Lehman bankruptcy (Level 3 inputs).

•

Recourse debt: The Company’s debt instruments are not widely traded. Recourse debt for which there were trades on the last day of the period (the “measurement date”) was valued using the unadjusted quoted price from the last trade on the measurement date (Level 1 input). Recourse debt for which there were no transactions on the measurement date was valued based on quoted market prices near the measurement date when available or by discounting the future cash flows of each instrument using rates based on the most recently observable trade or using rates currently offered to the Company for similar debt instruments of comparable maturities (Level 2 inputs).

•

Non-recourse debt: The fair value of the Securitization Notes supported by Wachovia is estimated by discounting the future cash flows of the instrument at rates currently available to the Company for similar instruments of comparable maturities (Level 2 inputs). The Securitization Notes supported by Lehman is estimated based on the future cash flows of the Lehman Guaranteed Installment Note (the proceeds from which are the sole source of payment of this note) in a bankruptcy proceeding (Level 3 inputs).

During the first nine months of 2011, there was no change in assets and liabilities measured at estimated fair value using Level 3 inputs.

Derivatives and Hedging Activities

Changes in foreign currency exchange rates expose the Company to financial market risk. The Company occasionally uses derivative financial instruments, such as forward exchange contracts, to manage its exposure associated with commercial transactions and certain liabilities that are denominated in a currency other than the currency of the operating unit entering into the underlying transaction. The Company does not enter into derivative instruments for any other purpose. The Company does not speculate using derivative instruments. The fair values of derivative financial instruments were not material at the end of the third quarter of 2011 or at the end of fiscal year 2010.

Notes to Quarterly Consolidated Financial Statements (unaudited)—(Continued)

8. Income Taxes

The Company and its subsidiaries file income tax returns in the U.S. Federal jurisdiction, and multiple state and foreign jurisdictions. Years prior to 2006 are no longer subject to U.S. Federal income tax examination. The Company is no longer subject to state income tax examinations by tax authorities in its major state jurisdictions for years before 2003, and the Company is no longer subject to income tax examinations prior to 2005 for its major foreign jurisdictions.

As discussed in Note 4, “Timber Notes/Non-Recourse Debt,” at the time of the sale of the timberlands in 2004, we generated a tax gain and recognized the related deferred tax liability. The timber installment notes structure allowed the Company to defer the resulting tax liability of $543 million until 2020, the maturity date for the Installment Notes. Due to the Lehman bankruptcy and note defaults, the recognition of the Lehman portion of the gain will be triggered when the Lehman Guaranteed Installment Note is transferred to the Securitization Note holders as payment and/or when the Lehman bankruptcy is resolved. At that time, we expect to reduce the estimated tax payment due by utilizing our available alternative minimum tax credits.

As of September 24, 2011, the Company had $21.2 million of total gross unrecognized tax benefits, $7.1 million of which would affect the Company’s effective tax rate if recognized and would result from the effective settlement of tax positions with various tax authorities. The Company does not anticipate the settlement of these items to occur within the next twelve months.

A reconciliation of the beginning and ending gross unrecognized tax benefits is as follows:

(thousands)
Balance at December 25, 2010	$20,863
Increase related to prior year tax positions	388
Settlement	(8)

Balance at September 24, 2011	$21,243

During the first nine months of 2011 and 2010, the Company made cash payments for income taxes, net of refunds received, as follows:

	2011	2010
	(thousands)
Cash tax payments, net	$12,087	$5,900

Notes to Quarterly Consolidated Financial Statements (unaudited)—(Continued)

9. Retirement and Benefit Plans

Components of Net Periodic Benefit Cost (Income)

The following represents the components of net periodic pension and other postretirement benefit costs (income) which are recorded in operating, selling and general and administrative expense in the Consolidated Statements of Operations:

	Three Months Ended
	Pension Benefits		Other Benefits
	September 24, 2011	September 25, 2010	September 24, 2011	September 25, 2010
	(thousands)
Service cost	$636	$691	$57	$65
Interest cost	17,544	18,553	253	301
Expected return on plan assets	(19,264)	(20,873)	—	—
Recognized actuarial loss	4,309	3,310	55	56
Amortization of prior service costs	—	—	(1,002)	(1,001)

Net periodic benefit cost (income)	$3,225	$1,681	$(637)	$(579)

	Nine Months Ended
	Pension Benefits		Other Benefits
	September 24, 2011	September 25, 2010	September 24, 2011	September 25, 2010
	(thousands)
Service cost	$1,909	$2,074	$172	$196
Interest cost	52,632	55,660	761	906
Expected return on plan assets	(59,467)	(62,620)	—	—
Recognized actuarial loss	13,062	9,929	165	168
Amortization of prior service costs and other	—	379	(3,007)	(3,004)

Net periodic benefit cost (income)	$8,136	$5,422	$(1,909)	$(1,734)

Cash Flows

The Company expects to fund the minimum pension contribution requirement for 2011 of approximately $3.7 million with cash. As of September 24, 2011, $2.5 million in cash has been contributed.

10. Segment Information

The Company manages its business using three reportable segments: Contract, Retail, and Corporate and Other. Management reviews the performance of the Company based on these segments.

Contract distributes a broad line of items for the office, including office supplies and paper, technology products and solutions, print and document services and office furniture. Contract sells directly to large corporate and government offices, as well as to small and medium-sized offices in the United States, Canada, Australia and New Zealand. This segment markets and sells through field salespeople, outbound telesales, catalogs, the Internet and in some markets, including Canada, Australia and New Zealand, through office products stores. Substantially all products sold by Contract are purchased from third-party manufacturers or industry wholesalers. Contract purchases office papers primarily from Boise White Paper, L.L.C., under a paper supply contract. See Note 15, “Commitments”, for information regarding the paper supply contract.

Notes to Quarterly Consolidated Financial Statements (unaudited)—(Continued)

Retail is a retail distributor of office supplies and paper, print and document services, technology products and solutions and office furniture. In addition, this segment contracts with large national retail chains to supply office and school supplies to be sold in their stores. Retail office supply stores feature OfficeMax ImPress, an in-store module devoted to print-for-pay and related services. Retail has operations in the United States, Puerto Rico and the U.S. Virgin Islands. The retail segment also operates office products stores in Mexico through a 51%-owned joint venture. Substantially all products sold by Retail are purchased from third-party manufacturers or industry wholesalers. Retail purchases office papers primarily from Boise White Paper, L.L.C., under the paper supply contract described above.

Corporate and Other includes corporate support staff services and certain other legacy expenses as well as the related assets and liabilities. The income and expense related to certain assets and liabilities that are reported in the Corporate and Other segment have been allocated to the Contract and Retail segments.

Management evaluates the segments’ performances using segment income (loss) which is based on operating income (loss) after eliminating the effect of certain operating items that are not indicative of our core operations such as severances, facility closures and adjustments, and asset impairments. These certain operating items are reported on the other operating expenses, net line in the Consolidated Statements of Operations.

The following tables contain details of the Company’s operations by segment:

	Sales	Segment income (loss)	Other operating, income (expense)	Operating income (loss)
	(thousands)
Three months ended September 24, 2011
Contract	$883,300	$23,277	$—	$23,277
Retail	891,467	28,499	—	28,499
Corporate and Other	—	(10,480)	—	(10,480)

Total	$1,774,767	$41,296	$—	$41,296

Three months ended September 25, 2010
Contract	$877,262	$19,541	$—	$19,541
Retail	936,104	32,399	—	32,399
Corporate and Other	—	(11,016)	—	(11,016)

Total	$1,813,366	$40,924	$—	$40,924

	Sales	Segment income (loss)	Other operating, income (expense)	Operating income (loss)
	(thousands)
Nine months ended September 24, 2011
Contract	$2,689,305	$49,707	$(8,058)	$41,649
Retail	2,596,079	62,088	(5,858)	56,230
Corporate and Other	—	(23,950)	—	(23,950)

Total	$5,285,384	$87,845	$(13,916)	$73,929

Nine months ended September 25, 2010
Contract	$2,720,788	$72,700	$(861)	$71,839
Retail	2,663,006	85,049	(14,450)	70,599
Corporate and Other	—	(28,012)	3,963	(24,049)

Total	$5,383,794	$129,737	$(11,348)	$118,389

Interest expense, interest income, and other income (expense), net are not recorded by segments.

Notes to Quarterly Consolidated Financial Statements (unaudited)—(Continued)

11. Share-Based Compensation

The Company sponsors several share-based compensation plans. The Company recognizes compensation expense from all share-based payment transactions with employees in the consolidated financial statements based on grant date fair value. Pre-tax compensation expense related to the Company’s share-based plans was $3.6 million and $2.5 million for the third quarters of 2011 and 2010, respectively, and $12.3 million and $8.4 million for the first nine months of 2011 and 2010, respectively. Compensation expense is generally recognized on a straight-line basis over the vesting period of grants. The total income tax benefit recognized in the consolidated statement of operations for share-based compensation arrangements was $1.4 million and $1.0 million for the third quarters of 2011 and 2010, respectively, and $4.8 million and $3.3 million for the first nine months of 2011 and 2010, respectively.

Restricted Stock and Restricted Stock Units

The Company recognizes compensation expense related to restricted stock and Restricted Stock Unit (“RSU”) awards over the vesting periods based on the closing price of the Company’s common stock on the grant dates. The Company calculates the grant date fair value of the RSU awards by multiplying the number of RSU awards by the closing price of the Company’s common stock on the grant date. If these awards contain performance criteria, the grant date fair value is estimated assuming performance at target, and management periodically reviews actual performance against the criteria and adjusts compensation expense accordingly. Pre-tax compensation expense related to restricted stock and RSU awards was $0.5 million and $1.7 million for the third quarters of 2011 and 2010, respectively, and $3.7 million and $5.1 million for the first nine months of 2011 and 2010, respectively. The remaining compensation expense to be recognized related to outstanding restricted stock and RSUs, net of estimated forfeitures, is approximately $3.2 million. The remaining compensation expense will be recognized through the second quarter of 2014.

A summary of restricted stock and RSU activity for the first nine months of 2011 is presented in the following table:

	Shares	Weighted-Average Grant Date Fair Value Per Share
Nonvested, December 25, 2010	2,111,135	$13.89
Granted	608,204	12.65
Vested	(964,913)	15.73
Forfeited	(135,652)	12.62

Nonvested, September 24, 2011	1,618,774	$12.43

Stock Options

The Company’s stock options are issued at an exercise price equal to fair market value of the Company’s common stock on the grant date and typically expire within seven years of the grant date. Stock options granted under the OfficeMax Incentive and Performance Plan generally vest over a three year period. The grant date fair value used to calculate compensation expense related to stock option awards is based on the Black-Scholes option pricing model. Pre-tax compensation expense related to stock option awards was $3.1 million and $0.8 million for the third quarters of 2011 and 2010, respectively, and $8.6 million and $3.3 million for the first nine months of 2011 and 2010, respectively. The remaining compensation expense to be recognized related to outstanding stock options net of estimated forfeitures is approximately $11.2 million. The majority of the remaining compensation expense will be recognized through the second quarter of 2014.

Notes to Quarterly Consolidated Financial Statements (unaudited)—(Continued)

A summary of stock option activity for the first nine months of 2011 is presented in the following table:

	Shares	Weighted-Average Exercise Price
Balance at December 25, 2010	4,313,290	$16.52
Options granted	1,227,280	14.84
Options exercised	(405,988)	4.80
Options forfeited and expired	(309,356)	16.41

Balance at September 24, 2011	4,825,226	$17.09

Exercisable at September 24, 2011	1,800,815
Per-share weighted average fair value of options granted (Black-Scholes)	$7.86

The following table provides summarized information about stock options outstanding at September 24, 2011:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Options Outstanding	Weighted Average Contractual Life (Years)	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
$2.50 – $3.00	11,171	—	$2.50	11,171	$2.50
$4.00 – $7.00	1,095,759	4.8	5.04	506,227	4.72
$10.00 – $16.00	862,996	5.5	14.15	264,317	14.51
$16.00 – $17.00	861,200	6.4	16.86	—	—
$18.00 – $19.00	975,000	6.1	18.15	—	—
$24.00 – $37.00	1,019,100	1.2	31.88	1,019,100	31.88

At September 24, 2011, the aggregate intrinsic value was $0.1 million for outstanding stock options and $0.1 million for exercisable stock options. The aggregate intrinsic value represents the total pre-tax intrinsic value (i.e., the difference between the Company’s closing stock price on the last trading day of the third quarter of 2011 and the exercise price, multiplied by the number of in-the-money stock options at the end of the quarter).

During the first nine months of 2011, the Company granted stock options for 1,227,280 shares of our common stock and estimated the fair value of each stock option award on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 2.00%, expected life of 4.5 years and expected stock price volatility of 64.89%. The risk-free interest rate assumptions are based on the applicable Treasury bill rates over the stock options’ expected lives; the expected life assumptions are based on the time period stock options are expected to be outstanding based on historical experience; and the expected stock price volatility assumptions are based on the historical and implied volatility of the Company’s common stock.

Notes to Quarterly Consolidated Financial Statements (unaudited)—(Continued)

12. Shareholders’ Equity and Noncontrolling Interest

The following table reflects changes in shareholders’ equity and noncontrolling interest for the first nine months of 2011.

	Shareholders’ Equity	Noncontrolling Interest
	(thousands)
Balance at December 25, 2010	$600,765	$49,246

Comprehensive income:
Net income attributable to OfficeMax and noncontrolling interest	31,478	3,113
Other comprehensive income:
Foreign currency translation adjustments	(8,964)	53
Amortization of unrecognized retirement and benefit costs, net of tax	9,070	—
Unrealized hedge gain adjustment, net of tax	1,272	—

Comprehensive income attributable to OfficeMax and noncontrolling interest	32,856	3,166
Preferred stock dividends	(2,126)	—
Stock-based compensation	12,317	—
Noncontrolling interest fair value adjustment	17,763	(17,763)
Other	(3,939)	(17)

Balance at September 24, 2011	$657,636	$34,632

In accordance with an amended and restated joint venture agreement, the minority owner of Grupo OfficeMax, our joint-venture in Mexico, can elect to require OfficeMax to purchase the minority owner’s 49% interest in the joint venture if certain earnings targets are achieved. Earnings targets are calculated quarterly on a rolling four-quarter basis. Accordingly, the targets may be achieved in one quarter but not in the next. If the earnings targets are achieved and the minority owner elects to require OfficeMax to purchase the minority owner’s interest, the purchase price is based on the joint venture’s earnings and the current market multiples of similar companies. At the end of the third quarter of 2011, Grupo OfficeMax met the earnings targets and the estimated purchase price was $28.5 million. The decrease in the estimated purchase price from the second quarter is attributable to lower market multiples for similar companies as of the measurement date. As the estimated purchase price was less than the carrying value of the noncontrolling interest as of the end of the third quarter, the Company reduced the noncontrolling interest to the carrying value, with the offset recorded to additional paid-in capital. There is no impairment relating to the assets of the joint venture as the estimated future cash flows support the overall carrying value of its assets.

Notes to Quarterly Consolidated Financial Statements (unaudited)—(Continued)

13. Comprehensive Income (Loss)

Comprehensive income (loss) includes the following:

	Three Months Ended		Nine Months Ended
	September 24, 2011	September 25, 2010	September 24, 2011	September 25, 2010
	(thousands)		(thousands)
Net income attributable to OfficeMax and noncontrolling interest	$23,459	$21,425	$34,591	$60,676
Other comprehensive income:
Foreign currency translation adjustments	(28,846)	16,494	(8,911)	10,117
Amortization of unrecognized retirement and benefit costs, net of tax	2,003	1,212	9,070	4,330
Unrealized hedge gain adjustment, net of tax	1,187	—	1,272	—

Comprehensive income (loss) attributable to OfficeMax and noncontrolling interest	(2,197)	39,131	36,022	75,123
Less: Comprehensive income (loss) attributable to noncontrolling interest	(1,019)	1,114	3,166	2,649

Comprehensive income (loss) available to OfficeMax	$(1,178)	$38,017	$32,856	$72,474

14. Net Income Per Common Share

Basic net income per share is calculated using net income available to holders of our common stock divided by the weighted average number of shares of common stock outstanding during the year. Diluted net income per share is similar to basic net income per share except that the weighted average number of shares of common stock outstanding is increased to include, if their inclusion is dilutive, the number of additional shares of common stock that would have been outstanding assuming the issuance of all potentially dilutive shares, such as common stock to be issued upon exercise of options and the vesting of non-vested restricted shares, and the conversion of outstanding preferred stock. Net income per common share was determined by dividing net income, as adjusted, by weighted average shares outstanding as follows:

	Three Months Ended		Nine Months Ended
	September 24, 2011	September 25, 2010	September 24, 2011	September 25, 2010
	(thousands, except per- share amounts)		(thousands, except per- share amounts)
Net income available to OfficeMax common shareholders	$21,518	$19,966	$29,864	$56,506

Average shares—basic(a)	86,033	85,014	85,793	84,865
Restricted stock, stock options and other(b)(c)	1,054	1,529	1,085	1,577

Average shares—diluted	87,087	86,543	86,878	86,442

Net income available to OfficeMax common shareholders per common share:
Basic	$0.25	$0.23	$0.35	$0.67
Diluted	$0.25	$0.23	$0.34	$0.65

(a)	The assumed conversion of outstanding preferred stock was anti-dilutive in all periods presented, and therefore no adjustment was required to determine diluted income from continuing operations or average shares-diluted.

Notes to Quarterly Consolidated Financial Statements (unaudited)—(Continued)

(b)	Outstanding options to purchase 3.8 million and 3.5 million shares of common stock for the third quarter and the first nine months of 2011, respectively, were excluded from the computation of diluted income per common share because the impact would have been anti-dilutive as such options’ exercise prices were higher than the average market price during those periods.
(c)	Outstanding options to purchase 2.1 million and 1.6 million shares of common stock for the third quarter and the first nine months of 2010, respectively, were excluded from the computation of diluted income per common share because the impact would have been anti-dilutive as such options’ exercise prices were higher than the average market price during those periods.

15. Commitments

During the second quarter of 2011, we entered into a new paper supply contract with Boise White Paper, L.L.C. (“Boise”), under which we have agreed to purchase office papers from Boise, and Boise has agreed to supply office papers to us, subject to the terms and conditions of the paper supply contract. The new paper supply contract replaced the previous supply contract executed in 2004 with Boise.

The paper supply contract requires us to purchase from Boise and Boise to sell to us virtually all of our North American requirements for office paper, subject to certain conditions. After 2012, the paper supply contract provides us more flexibility to purchase paper from paper producers other than Boise. The paper supply contract’s term will expire on December 31, 2017, followed by a gradual reduction of the Company’s purchase requirements over a two year period thereafter. However, if certain circumstances occur, the term may be terminated earlier, beginning as early as December 31, 2012. If the term ends December 31, 2012, it will be followed by a gradual reduction of the Company’s purchase requirements over a four year period. If the term ends on a later date, the gradual reduction period will last two years.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion contains statements about our future financial performance. These statements are only predictions. Our actual results may differ materially from these predictions. In evaluating these statements, you should review “Item 1A. Risk Factors” of our annual report on Form 10-K, for the year ended December 25, 2010, including “Cautionary and Forward-Looking Statements.”

Overall Summary

Sales for the third quarter of 2011 decreased 2.1% year-over-year to $1,774.8 million, while sales of $5,285.4 million for the first nine months of 2011 decreased 1.8% year-over-year. On a local currency basis, sales for the third quarter of 2011 declined 4.0% compared to the third quarter of 2010 and sales for the first nine months of 2011 declined 3.6% compared to the first nine months of 2010. In our segments, for the third quarter of 2011 compared to the third quarter of 2010, Retail sales declined while Contract sales increased (Contract sales declined 2.6% on a local currency basis). Gross profit margin of 25.9% of sales in the third quarter of 2011 was flat compared to the third quarter of 2010 as higher customer margins were offset by increased delivery and freight expenses due to higher fuel costs. In the first nine months of 2011, gross profit margin declined 0.4% of sales (40 basis points) to 25.7% of sales compared to the same period of 2010 due to increased delivery and freight expenses from higher fuel costs, an unfavorable mix shift and higher import duties associated with purchases in prior periods. Operating, selling and general and administrative expenses decreased $11.1 million and $2.5 million for the third quarter and the first nine months of 2011, respectively. Both periods were impacted by lower incentive compensation and advertising expenses, as well as lower store fixture and equipment-related costs, which were partially offset by the impact of foreign currency exchange rates in our international operations (approximately $8 million and $21 million for the third quarter and first nine months of 2011, respectively) and the impact of favorable sales/use tax settlements recorded in the third quarter of 2010. In addition, the first nine months of 2010 were also impacted by a favorable legal settlement, while the first nine months of 2011 were also impacted by unfavorable trends in health and workers’ compensation benefits. Incentive compensation expense was $20.4 million lower in the third quarter of 2011 than the third quarter of 2010 and $39.0 million lower in the first nine months of 2011 than in the first nine months of 2010. We reported operating income of $41.3 million and $73.9 million for the third quarter and first nine months of 2011, respectively, compared to operating income of $40.9 million and $118.4 million for the third quarter of 2010 and the first nine months of 2010, respectively.

As noted in the discussion and analysis that follows, our operating results in certain applicable periods were impacted by significant items such as charges for store closures and severance, as well as favorable adjustments to legacy reserves. These items were recorded in other operating expenses, net. If we eliminate these items, of which there were none in the third quarters of 2011 and 2010, our adjusted operating income was $87.8 million for the first nine months of 2011 and $129.7 million for the first nine months of 2010.

The reported net income available to OfficeMax common shareholders was $21.5 million, or $0.25 per diluted share, in the third quarter of 2011 compared to $20.0 million, or $0.23 per diluted share, in the third quarter of 2010. The reported net income available to OfficeMax common shareholders was $29.9 million, or $0.34 per diluted share, in the first nine months of 2011 compared to $56.5 million, or $0.65 per diluted share, in the first nine months of 2010. If we eliminate the impact of the significant items described above, our adjusted net income available to OfficeMax common shareholders was $38.9 million, or $0.45 per diluted share, for the first nine months of 2011 and $63.5 million, or $0.73 per diluted share, for the first nine months of 2010.

Results of Operations, Consolidated

($ in millions)

	Three months ended		Nine Months Ended
	September 24, 2011	September 25, 2010	September 24, 2011	September 25, 2010
Sales	$1,774.8	$1,813.4	$5,285.4	$5,383.8
Gross profit	459.7	470.4	1,359.2	1,403.6
Operating, selling and general and administrative expenses	418.4	429.5	1,271.4	1,273.9
Other operating expenses, net	—	—	13.9	11.3

Total operating expenses	418.4	429.5	1,285.3	1,285.2
Operating income	$41.3	$40.9	$73.9	$118.4
Net income available to OfficeMax common shareholders	$21.5	$20.0	$29.9	$56.5

Gross profit margin	25.9%	25.9%	25.7%	26.1%
Operating, selling and general and administrative expenses
Percentage of sales	23.6%	23.6%	24.0%	23.7%

In addition to assessing our operating performance as reported under U.S. generally accepted accounting principles (“GAAP”), we evaluate our results of operations before non-operating legacy items and certain operating items that are not indicative of our core operating activities such as severance, facility closures and adjustments, and asset impairments. We believe our presentation of financial measures before, or excluding, these items, which are non-GAAP measures, enhances our investors’ overall understanding of our recurring operational performance and provides useful information to both investors and management to evaluate the ongoing operations and prospects of OfficeMax by providing better comparisons. Whenever we use non-GAAP financial measures, we designate these measures as “adjusted” and provide a reconciliation of the non-GAAP financial measures to the most closely applicable GAAP financial measure. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measure. In the following tables, we reconcile our non-GAAP financial measures to our reported GAAP financial results.

Although we believe the non-GAAP financial measures enhance an investor’s understanding of our performance, our management does not itself, nor does it suggest that investors should, consider such non-GAAP financial measures in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. The non-GAAP financial measures we use may not be consistent with the presentation of similar companies in our industry. However, we present such non-GAAP financial measures in reporting our financial results to provide investors with an additional tool to evaluate our operating results in a manner that focuses on what we believe to be our ongoing business operations.

	Non-GAAP Reconciliation
	Nine Months Ended September 24, 2011
	Operating income	Net income available to OfficeMax common shareholders	Diluted income per common share
	(millions, except per-share amounts)
As reported	$73.9	$29.9	$0.34
Store closure charges	5.6	3.4	0.04
Severance charges	8.3	5.6	0.07

As adjusted	$87.8	$38.9	$0.45

	Non-GAAP Reconciliation
	Nine Months Ended September 25, 2010
	Operating income	Net income available to OfficeMax common shareholders	Diluted income per common share
	(millions, except per-share amounts)
As reported	$118.4	$56.5	$0.65
Store closure charges	14.4	8.9	0.10
Severance charges	0.8	0.5	0.01
Reserve adjustment related to legacy facility	(3.9)	(2.4)	(0.03)

As adjusted	$129.7	$63.5	$0.73

These items are described in more detail in this Management’s Discussion and Analysis.

At the end of the third quarter of 2011, we had $485.4 million in cash and cash equivalents and $557.9 million in available (unused) borrowing capacity under our revolving credit facilities. The combination of cash and cash equivalents and available borrowing capacity yields $1,043.3 million of overall liquidity. At the end of the third quarter of 2011, we had outstanding recourse debt of $270.0 million (both current and long-term) and non-recourse obligations of $1,470.0 million related to the timber securitization notes. There is no recourse against OfficeMax on the securitized timber notes payable as recourse is limited to proceeds from the applicable pledged installment notes receivable and underlying guarantees. There were no borrowings on our revolving credit facilities during the first nine months in 2011.

For the first nine months of 2011, operations provided $78.7 million of cash with the majority realized in the third quarter. Capital expenditures for the first nine months of 2011 totaled $41.4 million and included systems and infrastructure investments.

Outlook

We continue to experience lower sales as a result of the difficult macroeconomic environment. Based on these trends, we anticipate that total company sales for the fourth quarter of 2011 will be slightly higher than the fourth quarter of 2010, including the favorable impact of foreign currency translation and the benefit of the additional fiscal week in the fourth quarter of 2011. For the full year 2011, we anticipate that total company sales will be slightly lower than the prior year, including the favorable impact of foreign currency translation and the benefit of the additional fiscal week in the fourth quarter of 2011. Additionally, OfficeMax anticipates that for both the fourth quarter and full year 2011, the adjusted operating income margin rate will be in line with the 1.7% rate for the first nine months of 2011. We anticipate capital expenditures for the full year of 2011 to be approximately $75 million, primarily related to technology, ecommerce and infrastructure investments and upgrades. In addition, we expect cash flow from operations to be in excess of capital expenditures for the full year of 2011.

Operating Results

Sales for the third quarter of 2011 decreased 2.1% year-over-year to $1,774.8 million, while sales of $5,285.4 million for the first nine months of 2011 decreased 1.8% year-over-year. On a local currency basis, sales for the third quarter of 2011 declined 4.0% compared to the third quarter of 2010 and sales for the first nine months of 2011 declined 3.6% compared to the first nine months of 2010, reflecting sales declines for both our Retail and Contract businesses in both the third quarter and the first nine months of 2011. These declines are the result of lower sales in our existing business, continued spending reductions by our Contract segment customers and weak store traffic and lower average ticket in our Retail segment. The sales declines for the first nine months of 2011 also included an unfavorable impact from inclement weather in the U.S. during the first quarter of 2011.

Gross profit margin of 25.9% of sales in the third quarter of 2011 was flat compared to the third quarter of 2010 as higher customer margins were offset by increased delivery and freight expenses due to higher fuel costs. Gross profit margin of 25.7% of sales in the first nine months of 2011 decreased 0.4% of sales (40 basis points) compared to the same period of 2010 due to increased delivery and freight expenses resulting from higher fuel costs, lower customer margins, an unfavorable mix shift and higher import duties associated with purchases in prior periods.

Operating, selling and general and administrative expenses decreased $11.1 million and $2.5 million for the third quarter and the first nine months of 2011, respectively. As a percentage of sales, operating, selling and general and administrative expenses were flat in the third quarter of 2011 compared to the third quarter of 2010 and increased 0.3% of sales to 24.0% of sales in the first nine months of 2011 from 23.7% of sales in the first nine months of 2010, as the expense reductions were not enough to offset the delevering impact of the lower sales. Decreases in the operating, selling and general and administrative expenses occurred in all segments for the third quarter of 2011 and were the result of lower incentive compensation and advertising expenses, as well as lower store fixture and equipment-related costs, which were partially offset by the impact of foreign currency exchange rates in our international operations (approximately $8 million) and the impact of favorable sales/use tax settlements recorded in the third quarter of 2010. Operating, selling and general and administrative expenses decreased, on a local currency basis, for the first nine months of 2011 in all segments, as lower incentive compensation expense, lower store fixture and equipment-related costs and lower advertising expenses, were partially offset by the impact of favorable legal and tax settlements recorded in the first nine months of 2010 and the impact of unfavorable trends in health and workers’ compensation benefits. The impact of foreign currency exchange rates in our international operations increased operating, selling and general and administrative expenses by approximately $21 million for the first nine months of 2011, primarily in our Contract segment, resulting in an increase in Contract segment operating, selling and general and administrative expenses in U.S. dollars for the first nine months of 2011. Incentive compensation expense was $20.4 million lower in the third quarter of 2011 than the third quarter of 2010 and $39.0 million lower in the first nine months of 2011 than in the first nine months of 2010.

As noted above, our results for the first nine months of 2011 and 2010 include several significant items, as follows:

•

The first nine months of 2011 and 2010 include charges recorded in our Retail segment related to store closures in the U.S. of $5.6 million (second quarter only) and $14.4 million (first and second quarter), respectively, which reduced net income available to OfficeMax common shareholders by $3.4 million and $8.9 million, or $0.04 and $0.10 per diluted share, for the first nine months of 2011 and 2010, respectively.

•

The first nine months of 2011 and 2010 include severance charges of $8.3 million recorded in the second quarter of 2011 ($8.0 million in Contract and $0.3 million in Retail) related to reorganizations in Canada, Australia, and the U.S. sales and supply chain organizations and $0.8 million recorded in the first quarter of 2010 in our Contract segment related to a reorganization of U.S. customer service operations. The effect of these items reduced net income by $5.6 million and $0.5 million, or $0.07 and $0.01 per diluted share, for the first nine months of 2011 and 2010, respectively.

•

The first nine months of 2010 include income of $3.9 million, all recorded in the second quarter, related to the adjustment of a reserve associated with our legacy building materials manufacturing facility near Elma, Washington due to an agreement with the lessor to terminate the lease. This item increased net income by $2.4 million, or $0.03 per diluted share, for the nine month period.

Interest income was $11.0 million and $10.6 million for the third quarters of 2011 and 2010, respectively. For the first nine months of 2011 and 2010, interest income was $32.9 million and $31.9 million, respectively.

Interest expense was $17.8 million in the third quarter of 2011 compared to $18.4 million in the third quarter of 2010 and was $54.7 million in the first nine months of 2011 compared to $55.1 million in the first nine months of 2010.

For the third quarter of 2011, we recognized income tax expense of $11.1 million on pre-tax income of $34.6 million (effective tax expense rate of 32.3%) compared to income tax expense of $11.7 million on pre-tax income of $33.1 million (effective tax expense rate of 35.3%) for the third quarter of 2010. For the first nine months of 2011, we recognized income tax expense of $17.8 million on pre-tax income of $52.4 million (effective tax expense rate of 34.0%) compared to income tax expense of $34.4 million on pre-tax income of $95.1 million (effective tax expense rate of 36.2%) for the first nine months of 2010. The effective tax rate in both years was impacted by the effects of state income taxes, income items not subject to tax, non-deductible expenses and the mix of domestic and foreign sources of income.

We reported net income attributable to OfficeMax and noncontrolling interest of $23.5 million and $34.6 million for the third quarter and the first nine months of 2011, respectively. After adjusting for joint venture earnings attributable to noncontrolling interest and preferred dividends, we reported net income available to OfficeMax common shareholders of $21.5 million, or $0.25 per diluted share, for the third quarter and $29.9 million, or $0.34 per diluted share, for the first nine months of 2011, respectively. Adjusted net income available to OfficeMax common shareholders, as discussed above, was $38.9 million, or $0.45 per diluted share, for the first nine months of 2011 compared to $63.5 million, or $0.73 per diluted share, for the first nine months of 2010.

Segment Discussion

We report our results using three reportable segments: Contract; Retail; and Corporate and Other.

Our Contract segment distributes a broad line of items for the office, including office supplies and paper, technology products and solutions, office furniture and print and document services. Contract sells directly to large corporate and government offices, as well as to small and medium-sized offices in the United States, Canada, Australia and New Zealand. This segment markets and sells through field salespeople, outbound telesales, catalogs, the Internet and in some markets, including Canada, Australia and New Zealand, through office products stores.

Our Retail segment is a retail distributor of office supplies and paper, print and document services, technology products and solutions and office furniture. In addition, this segment contracts with large national retail chains to supply office and school supplies to be sold in their stores. Our retail office supply stores feature OfficeMax ImPress, an in-store module devoted to print-for-pay and related services. Retail has operations in the United States, Puerto Rico and the U.S. Virgin Islands. Retail also operates office products stores in Mexico through a 51%-owned joint venture.

Our Corporate and Other segment includes support staff services and certain other legacy expenses as well as the related assets and liabilities. The income and expense related to certain assets and liabilities that are reported in the Corporate and Other segment have been allocated to the Contract and Retail segments.

Management evaluates the segments’ performances using segment income which is based on operating income after eliminating the effect of certain operating items that are not indicative of our core operations such as severances, facility closures and adjustments, and asset impairments. These certain operating items are reported on the other operating expenses, net line in the Consolidated Statements of Operations.

Contract

($ in millions)

	Three Months Ended		Nine Months Ended
	September 24, 2011	September 25, 2010	September 24, 2011	September 25, 2010
Sales	$883.3	$877.3	$2,689.3	$2,720.8
Gross profit	200.9	199.9	602.3	618.3
Gross profit margin	22.7%	22.8%	22.4%	22.7%
Operating, selling and general and administrative expenses	177.6	180.4	552.6	545.7
Percentage of sales	20.1%	20.6%	20.6%	20.0%

Segment income	$23.3	$19.5	$49.7	$72.6
Percentage of sales	2.6%	2.2%	1.8%	2.7%

Sales by Product Line
Office supplies and paper	$503.1	$504.2	$1,546.8	$1,563.5
Technology products	274.3	283.9	846.6	892.2
Office furniture	105.9	89.2	295.9	265.1

Sales by Geography
United States	$596.4	$611.0	$1,796.8	$1,863.0
International	286.9	266.3	892.5	857.8
Sales Growth (Decline)	0.7%	(2.5)%	(1.2)%	0.4%

Contract segment sales for the third quarter of 2011 of $883.3 million increased 0.7% compared to sales of $877.3 million for the third quarter of 2010. For the first nine months of 2011, sales decreased 1.2% to $2,689.3 million from $2,720.8 million for the first nine months of 2010. Contract segment sales decreased 2.6% and 4.1%, on a local currency basis, for the third quarter and first nine months of 2011, respectively. U.S. Contract sales decreased 2.4% in the third quarter of 2011 which was a slight improvement from the decline in the second quarter of 2011 as the increased favorable impact of sales to newly acquired customers outpacing the reduction in sales due to lost customers was mostly offset by a larger percentage decline in sales to existing customers, including a significant decline in sales to the U.S. federal government. International sales increased 7.7% in the third quarter of 2011, but declined 3.0% on a local currency basis in the third quarter of 2011 compared to declines of 5.5% and 7.4% on a local currency basis in the second and first quarters of 2011, respectively. The declines are the result of decreased sales to existing customers and several large customers that were not retained in both Canada and Australia.

Contract segment gross profit margin decreased 0.1% of sales (10 basis points) to 22.7% of sales for the third quarter of 2011 and 0.3% of sales (30 basis points) to 22.4% for the first nine months of 2011 compared to the same periods of 2010. Gross profit margin declines occurred in our U.S. Contract business for both the third quarter and first nine months of 2011 and in our international Contract businesses for the first nine months of 2011. The gross profit margin declines for the third quarter of 2011 were the result of higher delivery expenses from increased fuel costs and slightly lower customer margins in the U.S., which were partially offset by higher international customer margins. The gross profit margin declines for first nine months of 2011 were the result of lower international customer margins due to increased competitive market conditions in Canada in the first half of the year and higher delivery expenses from increased fuel costs, which were partially offset by lower inventory shrinkage expense and lower occupancy expense.

As a percentage of sales, Contract segment operating, selling and general and administrative expenses decreased 0.5% of sales to 20.1% of sales for the third quarter of 2011 from 20.6% of sales in the third quarter of 2010. Contract segment operating, selling and general and administrative expenses for the third quarter of 2011 decreased $2.8 million from the third quarter of 2010, primarily due to lower incentive compensation expense ($6.6 million) and lower advertising expenses which were partially offset by the unfavorable impact of foreign currency exchange rates (approximately $7 million). For the first nine months of 2011, Contract segment operating, selling and general and administrative expenses increased 0.6% of sales to 20.6% of sales from 20.0% of sales for the first nine months of 2010. This was a $6.9 million increase reflecting the unfavorable impact of foreign currency exchange rates (approximately $19 million), offset by lower incentive compensation expense ($15.2 million) and lower payroll expense.

Contract segment income was $23.3 million, or 2.6% of sales, and $19.5 million, or 2.2% of sales, for the third quarters of 2011 and 2010, respectively, and $49.7 million, or 1.8% of sales, and $72.6 million, or 2.7% of sales, for the first nine months of 2011 and 2010, respectively. The decrease in segment income for both periods was attributable to the lower sales and lower gross margin rates, which were partially offset by the lower incentive compensation expense. Additionally, operating, selling and general and administrative expenses were lower in the third quarter, benefiting segment income, but higher for the first nine months, unfavorably impacting segment income.

Retail

($ in millions)

	Three Months Ended		Nine Months Ended
	September 24, 2011	September 25, 2010	September 24, 2011	September 25, 2010
Sales	$891.5	$936.1	$2,596.1	$2,663.0
Gross profit	258.8	270.5	756.9	785.3
Gross profit margin	29.0%	28.9%	29.2%	29.5%
Operating, selling and general and administrative expenses	230.3	238.1	694.8	700.2
Percentage of sales	25.8%	25.4%	26.8%	26.3%

Segment income	$28.5	$32.4	$62.1	$85.1
Percentage of sales	3.2%	3.5%	2.4%	3.2%

Sales by Product Line
Office supplies and paper	$410.7	$428.3	$1,130.7	$1,137.4
Technology products	428.5	452.2	1,311.0	1,369.1
Office furniture	52.3	55.6	154.4	156.5

Sales by Geography
United States	$813.7	$870.2	$2,386.0	$2,494.4
International	77.8	65.9	210.1	168.6

Sales Growth (Decline)
Segment sales growth (decline)	(4.8)%	0.4%	(2.5)%	(1.1)%
Same-location sales growth (decline)	(4.3)%	0.4%	(2.1)%	(0.9)%

Retail segment sales decreased 4.8% (5.3% on a local currency basis) to $891.5 million for the third quarter of 2011 and decreased 2.5% (3.0% on a local currency basis) to $2,596.1 million for the first nine months of 2011 reflecting challenging economic conditions, an increased competitive environment and a significant decline in certain technology categories. Same-store sales declined by 4.3% in the third quarter of 2011 which included a U.S. same-store sales decline of 5.8% partially offset by an 8.2% same-store sales increase in Mexico on a local currency basis. The U.S. same-store sales decline reflected weaker back-to-school sales characterized by continued weakness in store traffic and slightly lower average ticket. We ended the third quarter of 2011 with 983 stores. In the U.S., we closed four retail stores during the third quarter of 2011 (eighteen during the first nine months of 2011) and opened none, ending the quarter with 900 retail stores, while Grupo OfficeMax, our majority-owned joint venture in Mexico, opened four stores during the first nine months of 2011, all in the third quarter, ending the quarter with 83 retail stores.

Retail segment gross profit margin increased 0.1% of sales (10 basis points) to 29.0% of sales for the third quarter of 2011 compared to 28.9% of sales for the previous year, reflecting increases in both the U.S. and Mexico, and decreased 0.3% of sales (30 basis points) to 29.2% of sales for the first nine months of 2011 from 29.5% of sales for the first nine months of 2010, reflecting declines in both the U.S. and Mexico. The gross profit margin increases for the third quarter of 2011 were the result of higher customer margins in both the U.S. and Mexico helped by a mix shift to the supplies category, which were partially offset by higher delivery and freight expenses from increased fuel costs as well as occupancy expenses, which were lower but delevered due to the decreased sales. The gross profit margin declines for the first nine months of 2011 were the result of lower customer margins in Mexico, higher freight expense from increased fuel costs and lower occupancy expenses that delevered due to the decreased sales, all of which were partially offset by higher customer margins in the U.S.

Retail segment operating, selling and general and administrative expenses increased 0.4% of sales to 25.8% of sales for the third quarter of 2011 and increased 0.5% to 26.8% of sales for the first nine months of 2011, due to the deleveraging impact of lower sales. Retail segment operating, selling and general and administrative expenses decreased $7.8 million for the third quarter of 2011 compared to the third quarter of 2010 as lower incentive compensation expense ($12.3 million), lower advertising expenses and lower store fixture and equipment-related costs were partially offset by the impact of favorable sales/use tax settlements recorded in the third quarter of 2010. Retail segment operating, selling and general and administrative expenses decreased $5.4 million for the first nine months of 2011 compared to the first nine months of 2010 as lower incentive compensation expenses ($21.4 million), lower store fixture and equipment-related costs and lower advertising expenses, were partially offset by the impact of favorable legal and tax settlements recorded in the first nine months of 2010, higher payroll expenses and the impact of unfavorable trends in health and workers’ compensation benefits.

Retail segment income was $28.5 million, or 3.2% of sales, for the third quarter of 2011, compared to $32.4 million, or 3.5% of sales, for the third quarter of 2010. Retail segment income was $62.1 million, or 2.4% of sales, for the first nine months of 2011, compared to $85.1 million, or 3.2% of sales, for the first nine months of 2010. The decrease in segment income for both periods was attributable to the lower sales. Gross profit margins improved in the third quarter of 2011 compared to the third quarter of 2010, but declined for the first nine months of 2011 compared to the first nine months of 2010, as the third quarter improvement was not enough to offset the large decline in the first quarter. Sales and income from our Mexican joint venture were improved for the third quarter and the first nine months of 2011 compared to the same periods of 2010.

Corporate and Other

Corporate and Other segment loss was $10.5 million and $24.0 million for the third quarter and first nine months of 2011, respectively, compared to $11.0 million and $28.0 million for the third quarter and first nine months of 2010, respectively. For both periods of 2011, reduced incentive compensation expense ($1.5 million and $2.4 million for the third quarter and first nine months of 2011, respectively) was partially offset by increased pension expense. In addition, the first nine months of 2011 included $3.8 million of income related to a non-recurring, favorable adjustment in the cash surrender value of our company-owned life insurance policies recorded in the first quarter of 2011.

Liquidity and Capital Resources

At the end of the third quarter of 2011, the total liquidity available for OfficeMax was $1,043.3 million. This includes cash and cash equivalents of $485.4 million and borrowing availability of $557.9 million. The borrowing availability included $459.7 million and $41.3 million relating to our U.S. and Canadian revolving credit agreements, respectively, as well as $56.9 million relating to our credit agreement associated with our subsidiaries in Australia and New Zealand. At the end of the third quarter of 2011, the Company was in compliance with all covenants under the three credit agreements. The U.S. and Canadian credit agreements were scheduled to expire on July 12, 2012 and subsequent to the end of the third quarter were amended and consolidated into a single North American credit agreement, which will expire on October 7, 2016. The credit agreement associated with our subsidiaries in Australia and New Zealand expires on March 15, 2013. At the end of the third quarter of 2011, we had $270.0 million of short-term and long-term debt and $1,470.0 million of non-recourse timber securitization notes outstanding.

Our primary ongoing cash requirements relate to working capital, expenditures for property and equipment, technology enhancements and upgrades, lease obligations, pension funding and debt service. We expect to fund these requirements through a combination of available cash balance and cash flow from operations. We also have revolving credit facilities as additional liquidity if needed. The following sections of this Management’s Discussion and Analysis of Financial Condition and Results of Operations discuss in more detail our operating, investing, and financing activities, as well as our financing arrangements.

Operating Activities

Our operating activities provided cash of $78.7 million in the first nine months of 2011 compared to $156.0 million in the first nine months of 2010. Cash from operations for the first nine months of 2011 was lower than for the first nine months of the prior year primarily reflecting a lower level of earnings and the unfavorable working capital impact from a significantly reduced accrual for incentive compensation expense. Inventory levels were reduced from year end due to the seasonality of our business, while the ratio of payables to inventory remained consistent with the prior year end ratio. Receivables increased due to increased promotional activity in collaboration with our vendors. In addition, cash from operations in the first nine months of 2011 and 2010 included the impact of approximately $54 million and $58 million, respectively, of incentive compensation payments made associated with the achievement of incentive plan performance targets for 2010 and 2009, respectively.

We sponsor noncontributory defined benefit pension plans covering certain terminated employees, vested employees, retirees, and some active employees, primarily in Contract. Pension expense was $3.2 million and $1.7 million for the third quarters of 2011 and 2010, respectively and $8.1 million and $5.4 million for the first nine months of 2011 and 2010, respectively. In the first nine months of 2011 and 2010, we made contributions to our pension plans totaling $2.5 million and $2.6 million, respectively. For the full year, the estimated minimum required funding contribution is approximately $3.7 million and the expense is projected to be approximately $10.8 million. We intend to fully fund our qualified defined benefit plans over the next several years.

Investing Activities

Capital spending for the first nine months of 2011 was $41.5 million, compared to $50.2 million for the first nine months of 2010, and consisted of information systems software enhancements, leasehold improvements and replacement maintenance, as well as spending on new stores to be opened later in the year in Mexico. We expect our capital investments in 2011 to be approximately $75.0 million primarily for maintenance and investment in our systems, infrastructure and growth and profitability initiatives.

Financing Activities

Our financing activities used cash of $11.3 million in the first nine months of 2011 compared to $7.7 million in the first nine months of 2010. The increase was primarily associated with share-based compensation awards.

Financing Arrangements

Our debt structure consists of credit agreements, note agreements, and other borrowings as described below. For more information, see the “Contractual Obligations” and “Disclosures of Financial Market Risks” sections of this Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Credit Agreements

On July 12, 2007, we entered into an Amended and Restated Loan and Security Agreement (the “U.S. Credit Agreement”) with a group of banks. The U.S. Credit Agreement permitted us to borrow up to a maximum of $700 million subject to a borrowing base calculation that limited availability to a percentage of eligible accounts receivable plus a percentage of the value of eligible inventory less certain reserves. The U.S. Credit Agreement could be increased (up to a maximum of $800 million) at our request or reduced from time to time, in each case according to the terms detailed in the U.S. Credit Agreement. There were no borrowings outstanding under our U.S. Credit Agreement at the end of the third quarter of 2011, and there were no borrowings outstanding under this facility during the first nine months of 2011. Letters of credit, which could be issued under the U.S. Credit Agreement up to a maximum of $250 million, reduced available borrowing capacity. Stand-by letters of credit issued under the U.S. Credit Agreement totaled $52.0 million at the end of the third quarter of 2011. At the end of the third quarter of 2011, the maximum aggregate borrowing amount available under the U.S. Credit Agreement was $511.7 million and availability under the U.S. Credit Agreement totaled $459.7 million. The U.S. Credit Agreement allowed the payment of dividends, subject to availability restrictions and if no default had occurred. At the end of the third quarter of 2011, we were in compliance with all covenants under the U.S. Credit Agreement. The U.S. Credit Agreement, which was scheduled to expire on July 12, 2012, was amended by a new agreement on October 7, 2011, as discussed below.

On September 30, 2009, Grand & Toy Limited, the Company’s wholly owned subsidiary in Canada, entered into a Loan and Security Agreement (the “Canadian Credit Agreement”) with a group of banks. The Canadian Credit Agreement permitted Grand & Toy Limited to borrow up to a maximum of C$60 million subject to a borrowing base calculation that limited availability to a percentage of eligible accounts receivable plus a percentage of the value of eligible inventory less certain reserves. The Canadian Credit Agreement could be increased (up to a maximum of C$80 million) at Grand & Toy Limited’s request or reduced from time to time, in each case according to the terms detailed in the Canadian Credit Agreement. There were no borrowings outstanding under the facility at the end of the third quarter of 2011, and there were no borrowings outstanding under this facility during the first nine months of 2011. Letters of credit, which could be issued under the Canadian Credit Agreement up to a maximum of C$10 million, reduced available borrowing capacity. There were no letters of credit outstanding under the Canadian Credit Agreement at the end of the third quarter of 2011. The maximum aggregate borrowing amount available under the Canadian Credit Agreement was $41.3 million (C$43.0 million) at the end of the third quarter of 2011. Grand & Toy Limited was in compliance with all covenants under the Canadian Credit Agreement at the end of the third quarter of 2011. The Canadian Credit Agreement, which was scheduled to expire on July 12, 2012, was amended by a new agreement on October 7, 2011 as discussed below.

On March 15, 2010, the Company’s five wholly-owned subsidiaries based in Australia and New Zealand entered into a Facility Agreement (the “Australia/New Zealand Credit Agreement”) with a financial institution based in those countries. The Australia/New Zealand Credit Agreement permits the subsidiaries in Australia and New Zealand to borrow up to a maximum of A$80 million subject to a borrowing base calculation that limits availability to a percentage of eligible accounts receivable plus a percentage of the value of certain owned properties, less certain reserves. There were no borrowings outstanding under the facility at the end of the third quarter of 2011, and there were no borrowings outstanding under this facility during the first nine months of 2011. The maximum aggregate borrowing amount available under the Australia/New Zealand Credit Agreement was $56.9 million (A$58.3 million) at the end of the third quarter of 2011. At the end of the third quarter of 2011, the subsidiaries in Australia and New Zealand were in compliance with all covenants under the Australia/New Zealand Credit Agreement. The Australia/New Zealand Credit Agreement expires on March 15, 2013.

On October 7, 2011, we entered into a Second Amended and Restated Loan and Security Agreement (the “North American Credit Agreement”) with a group of banks. The North American Credit Agreement amended the U.S. Credit Agreement and the Canadian Credit Agreement and consolidated them into a single credit agreement. The North American Credit Agreement permits us to borrow up to a maximum of $650 million, of which $50 million (U.S. dollars) is allocated to Grand & Toy Limited, and $600 million is allocated to the Company and its other participating North American subsidiaries, subject to a borrowing base calculation that limits availability to a percentage of eligible trade and credit card receivables plus a percentage of the value of eligible inventory less certain reserves. The North American Credit Agreement may be increased (up to a maximum of $850 million) at our request and the approval of the lenders participating in the increase, or may be reduced from time to time at our request, in each case according to the terms detailed in the North American Credit Agreement. Letters of credit, which may be issued under the North American Credit Agreement up to a maximum of $250 million, reduce available borrowing capacity. The North American Credit Agreement expires on October 7, 2016 and allows the payment of dividends, subject to availability restrictions and if no default has occurred. If the North American Credit Agreement had been in effect at the end of the third quarter of 2011, the maximum aggregate borrowing amount available under the North American Credit Agreement would have been $618.6 million and, after deducting the $52.0 million of outstanding letters of credit, availability under the North American Credit Agreement would have been $566.6 million.

Timber Notes/Non-recourse debt

In October 2004, we sold our timberland assets in exchange for $15 million in cash plus credit-enhanced timber installment notes in the amount of $1,635 million (the “Installment Notes”). The Installment Notes were issued by single-member limited liability companies formed by affiliates of Boise Cascade, L.L.C (the “Note Issuers”). In order to support the Installment Notes, the Note Issuers transferred $1,635 million in cash to Lehman and Wachovia Corporation (“Wachovia”) ($817.5 million to each of Lehman and Wachovia) who issued collateral notes to the Note Issuers and guarantees on the performance of the Installment Notes. In December 2004, we completed a securitization transaction in which the Company’s interests in the Installment Notes and related guarantees were transferred to wholly-owned bankruptcy remote subsidiaries. The subsidiaries pledged the Installment Notes and related guarantees and issued securitized notes (the “Securitization Notes”) in the amount of $1,470 million. Recourse on the Securitization Notes is limited to the proceeds from the applicable pledged Installment Notes and underlying Lehman or Wachovia guaranty. As a result, there is no recourse against OfficeMax, and the Securitization Notes have been reported as non-recourse debt in our Consolidated Balance Sheets.

On September 15, 2008, Lehman filed for bankruptcy. Lehman’s bankruptcy filing constituted an event of default under the $817.5 million Installment Note guaranteed by Lehman (the “Lehman Guaranteed Installment Note”). We are required for accounting purposes to assess the carrying value of assets whenever circumstances indicate that a decline in value may have occurred. After evaluating the situation, we concluded in late October 2008 that as a result of the Lehman bankruptcy, it was probable that we would be unable to collect all amounts due according to the contractual terms of the Lehman Guaranteed Installment Note. Accordingly, we evaluated the carrying value of the Lehman Guaranteed Installment Note and reduced it to the estimated amount we then expected to collect ($81.8 million) by recording a non-cash impairment charge of $735.8 million, pre-tax, in the third quarter of 2008.

Measuring impairment of a loan requires judgment and estimates, and the eventual outcome may differ from our estimate by a material amount. The Lehman Guaranteed Installment Note has been pledged as collateral for the related Securitization Notes, and therefore it may not freely be transferred to any party other than the Indenture Trustee. Accordingly, the ultimate amount to be realized on the Lehman Guaranteed Installment Note depends on the proceeds from the Lehman bankruptcy estate. On June 30, 2011, Lehman filed an amended Disclosure Statement on its Chapter 11 Plan with the United States Bankruptcy Court for the Southern District of New York. The Disclosure Statement provides a range of estimated recoveries for various classes of unsecured creditors of Lehman. Based on the category descriptions, we, together with the Indenture Trustee, argued at a hearing on the Disclosure Statement that our claim should be treated as a class 3 senior unsecured claim (estimated to recover at a rate of approximately 21.1% under the Chapter 11 Plan) rather than falling into any other class of guarantee claims (estimated to recover at a rate of approximately 11%-13% depending on the class under the Chapter 11 Plan). Following negotiation, on October 7, 2011, we entered into a stipulation with Lehman and the Indenture Trustee that categorized our claim as a class 3 senior unsecured claim. Due to this categorization, provisions of the stipulation that make certain funds unavailable to our claim that would otherwise be available to class 3 senior unsecured claimants, the status of the bankruptcy proceedings, and based on information in the Disclosure Statement, it appears that our claim may recover at a potential rate within the range of 17% to 20%. However, uncertainties exist as to the actual recovery that will ultimately be received on the claim. The confirmation of the Chapter 11 Plan is not expected to occur until the next Bankruptcy court hearing, currently scheduled for December 6, 2011; the disposition of our claim and a related claim filed by the Note Issuers must be determined; and the funds available for claimants will depend on the value of the assets Lehman is able to liquidate. Due to these uncertainties and other factors, we have not increased our assumed recovery rate or the carrying value of the Lehman Guaranteed Installment Note. Following the confirmation hearing on the Chapter 11 Plan scheduled for December 6, 2011, an initial distribution may be made on our claim as early as March 30, 2012, assuming that all other issues in the claim have been resolved prior to or at the confirmation hearing. Further distributions are expected to occur over a several-year period. Going forward, we intend to adjust the carrying value of the Lehman Guaranteed Installment Note as further information regarding our share of the proceeds, if any, from the Lehman bankruptcy estate becomes available. Any proceeds we receive from the bankruptcy will be distributed to the Securitization Noteholders.

Recourse on the Securitization Notes is limited to the proceeds from the applicable pledged Installment Notes and underlying Lehman or Wachovia guaranty. Accordingly, the Lehman Guaranteed Installment Note and underlying Lehman guaranty will be transferred to the holders of the Securitization Notes guaranteed by Lehman in order to settle and extinguish that liability. However, under current generally accepted accounting principles, we are required to continue to recognize the liability related to the Securitization Notes guaranteed by Lehman until such time as the liability has been extinguished. This will occur when the Lehman Guaranteed Installment Note and the related guaranty are transferred to and accepted by the Securitization Noteholders. We expect that this will occur when the assets of Lehman are currently projected to be distributed and the bankruptcy finalized. Accordingly, we expect to recognize a non-cash gain equal to the difference between the carrying amount of the Securitization Notes guaranteed by Lehman ($735.0 million at September 24, 2011) and the carrying value of the Lehman Guaranteed Installment Note ($81.8 million at September 24, 2011) in a later period when the liability is legally extinguished. The actual gain to be recognized in the future will be measured based on the carrying amounts of the Lehman Guaranteed Installment Note and the Securitization Notes guaranteed by Lehman at the date of settlement.

Any discussion of the Lehman bankruptcy in this document is strictly based on factual observations from the bankruptcy cases and should not be interpreted as constituting legal analysis of or admission as to the ultimate allowances of our claim based on the Lehman Guaranteed Installment Note or any Note Issuers’ claim based on Collateral Notes, or the interplay thereof.

At the time of the sale of our timberland assets in 2004, we generated a significant tax gain. As the timber installment notes structure allowed the Company to defer the resulting tax liability of $543 million until 2020, the maturity date for the Installment Notes, we recognized a deferred tax liability related to this gain in connection with the sale. The recognition of the Lehman portion of the tax gain will be triggered when the Lehman Guaranteed Installment Note is transferred to the Securitization Noteholders as payment and/or when the Lehman bankruptcy is resolved. In estimating the cash taxes, we will consider our available alternative minimum tax credits to reduce the net tax payments.

Through September 24, 2011, we have received all payments due under the Installment Notes guaranteed by Wachovia (the “Wachovia Guaranteed Installment Notes”), which have consisted only of interest due on the notes, and have made all payments due on the related Securitization Notes guaranteed by Wachovia, again consisting only of interest due. As all amounts due on the Wachovia Guaranteed Installment Notes are current, and we have no reason to believe that we will not collect all amounts due according to the contractual terms of the Wachovia Guaranteed Installment Notes, the notes are stated in our Consolidated Balance Sheet at their original principal amount of $817.5 million. Wachovia was acquired by Wells Fargo & Company in a stock transaction in 2008. An additional adverse impact on our financial results presentation could occur if Wells Fargo became unable to perform its obligations under the Wachovia Guaranteed Installment Notes, thereby resulting in a significant impairment impact.

The pledged Installment Notes and Securitization Notes are scheduled to mature in 2020 and 2019, respectively. The Securitization Notes have an initial term that is approximately three months shorter than the Installment Notes. We expect that if the Securitization Notes are still outstanding in 2019, we will refinance them with a short-term borrowing to bridge the period from initial maturity of the Securitization Notes to the maturity of the Installment Notes.

Contractual Obligations

For information regarding contractual obligations, see the caption “Contractual Obligations” in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 25, 2010. At September 24, 2011, there had not been a material change to the information regarding contractual obligations disclosed in our Annual Report on Form 10-K for the year ended December 25, 2010.

In accordance with an amended and restated joint venture agreement, the minority owner of Grupo OfficeMax, our joint-venture in Mexico, can elect to require OfficeMax to purchase the minority owner’s 49% interest in the joint venture if certain earnings targets are achieved. Earnings targets are calculated quarterly on a rolling four-quarter basis. Accordingly, the targets may be achieved in one quarter but not in the next. If the earnings targets are achieved and the minority owner elects to require OfficeMax to purchase the minority owner’s interest, the purchase price is based on the joint venture’s earnings and the current market multiples of similar companies. At the end of the third quarter of 2011, Grupo OfficeMax met the earnings targets and the estimated purchase price was $28.5 million. The decrease in the estimated purchase price from the second quarter is attributable to lower market multiples for similar companies as of the measurement date. As the estimated purchase price was less than the carrying value of the noncontrolling interest as of the end of the third quarter, the Company reduced the noncontrolling interest to the carrying value, with the offset recorded to additional paid-in capital. There is no impairment relating to the assets of the joint venture as the estimated future cash flows support the overall carrying value of its assets.

Off-Balance-Sheet Activities and Guarantees

For information regarding off-balance-sheet activities and guarantees, see “Off-Balance-Sheet Activities and Guarantees” in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 25, 2010. At September 24, 2011, there had not been a material change to the information regarding off-balance-sheet activities and guarantees disclosed in our Annual Report on Form 10-K for the year ended December 25, 2010.

Seasonal Influences

Our business is seasonal, with Retail showing a more pronounced seasonal trend than Contract. Sales in the second quarter are historically the slowest of the year. Sales are stronger during the first, third and fourth quarters which include the important new-year office supply restocking month of January, the back-to-school period and the holiday selling season, respectively.

Disclosures of Financial Market Risks

Financial Instruments

Our debt is predominantly fixed-rate. At September 24, 2011, the estimated current fair value of our debt, based on quoted market prices when available or then-current interest rates for similar obligations with like maturities, including the timber notes, was approximately $565.4 million less than the amount of debt reported in the Consolidated Balance Sheets. As previously discussed, there is no recourse against OfficeMax on the securitized timber notes payable as recourse is limited to proceeds from the applicable pledged Installment Notes receivable and underlying guarantees. The debt and receivable related to the timber notes have fixed interest rates and the estimated fair values of the timber notes are reflected in the table below.

The following table provides information about our financial instruments outstanding at September 24, 2011. The following table does not include our obligations for pension plans and other post retirement benefits, although market risk also arises within our defined benefit pension plans to the extent that the obligations of the pension plans are not fully matched by assets with determinable cash flows. We sponsor noncontributory defined benefit pension plans covering certain terminated employees, vested employees, retirees, and some active OfficeMax employees. As our plans were frozen in 2003, our active employees and all inactive participants who are covered by the plans are no longer accruing additional benefits. However, the pension plan obligations are still subject to change due to fluctuations in long-term interest rates as well as factors impacting actuarial valuations, such as retirement rates and pension plan participants’ increased life expectancies. In addition to changes in pension plan obligations, the amount of plan assets available to pay benefits, contribution levels and expense are also impacted by the return on the pension plan assets. The pension plan assets include OfficeMax common stock, U.S. equities, international equities, global equities and fixed-income securities, the cash flows of which change as equity prices and interest rates vary. The risk is that market movements in equity prices and interest rates could result in assets that are insufficient over time to cover the level of projected obligations. This in turn could result in significant changes in pension expense and funded status, further impacting future required contributions. Management, together with the trustees who act on behalf of the pension plan beneficiaries, assess the level of this risk using reports prepared by independent external actuaries and take action, where appropriate, in terms of setting investment strategy and agreed contribution levels.

	September 24, 2011		December 25, 2010
	Carrying amount	Fair value	Carrying amount	Fair value
	(thousands)
Financial assets:
Timber notes receivable
Wachovia	$817,500	$933,483	$817,500	$888,288
Lehman	$81,750	$81,750	$81,750	$81,750

Financial liabilities:
Recourse debt	$270,044	$242,703	$274,995	$255,519
Non-recourse debt
Wachovia	$735,000	$850,195	$735,000	$811,093
Lehman	$735,000	$81,750	$735,000	$81,750

Changes in foreign currency exchange rates expose us to financial market risk. We occasionally use derivative financial instruments, such as forward exchange contracts, to manage our exposure associated with commercial transactions and certain liabilities that are denominated in a currency other than the currency of the operating unit entering into the underlying transaction. We do not enter into derivative instruments for any other purpose. We do not speculate using derivative instruments. We were not a party to any material derivative financial instruments during 2011.

Facility Closure Reserves

We conduct regular reviews of our real estate portfolio to identify underperforming facilities, and close those facilities that are no longer strategically or economically beneficial. We record a liability for the cost associated with a facility closure at its estimated fair value in the period in which the liability is incurred, primarily the location’s cease-use date. Upon closure, unrecoverable costs are included in facility closure reserves and include provisions for the present value of future lease obligations, less contractual or estimated sublease income. Accretion expense is recognized over the life of the payments.

During the first nine months of 2011, we recorded pre-tax charges of $5.6 million (all in the second quarter) in our Retail segment related to the closing of six underperforming domestic stores prior to the end of their lease term. During the first nine months of 2010, we recorded pre-tax charges of $14.4 million in our Retail segment related to the closing of eight underperforming domestic stores prior to the end of their lease terms.

At September 24, 2011, the facility closure reserve was $53.8 million with $12.0 million included in current liabilities, and $41.8 million included in long-term liabilities. The reserve represents future lease obligations of $109.2 million, net of anticipated sublease income of approximately $55.4 million. Cash payments relating to the facility closures were $16.6 million and $16.4 million in the first nine months of 2011 and 2010, respectively.

Environmental

For information regarding environmental issues, see the caption “Environmental” in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 25, 2010. At September 24, 2011, there has not been a material change to the information regarding environmental issues disclosed in the company’s annual report on Form 10-K for the year ending December 25, 2010.

Critical Accounting Estimates

For information regarding critical accounting estimates, see the caption “Critical Accounting Estimates” in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 25, 2010. There have been no significant changes to the Company’s critical accounting estimates during the first nine months of 2011.

ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

For information regarding market risk see the caption “Disclosures of Financial Market Risks” herein and in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s Annual Report on Form 10-K for the year ended December 25, 2010. At September 24, 2011, except as disclosed herein in “Disclosures of Financial Market Risks,” there has not been a material change to the information regarding market risk disclosed in the Company’s Annual Report on Form 10-K for the year ended December 25, 2010.

ITEM 4.	CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, the chief executive officer and chief financial officer directed and supervised an evaluation of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). The evaluation was conducted to determine whether the Company’s disclosure controls and procedures were effective in bringing material information about the Company to the attention of senior management. Based on this evaluation, our chief executive officer and chief financial officer concluded that as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective in alerting them in a timely manner to material information that the Company is required to disclose in its filings with the Securities and Exchange Commission.

(b) Changes in Internal Control Over Financial Reporting

There was no change in the Company’s internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act, during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

PART II—OTHER INFORMATION

ITEM 1.	LEGAL PROCEEDINGS

We are involved in litigation and administrative proceedings arising in the normal course of our business. In the opinion of management, our recovery, if any, or our liability, if any, under pending litigation or administrative proceedings would not materially affect our financial position, results of operations or cash flows. For information concerning legal proceedings, see Note 16, “Legal Proceedings and Contingencies,” of the Notes to Consolidated Financial Statements in “Item 8. Financial Statements and Supplementary Data” in the Company’s Annual Report on Form 10-K for the year ended December 25, 2010.

ITEM 1A.	RISK FACTORS

For information regarding risk factors, see “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 25, 2010. There have been no material changes to the Company’s risk factors during the first nine months of 2011, except as previously reported in “Item 1A. Risk Factors” in our quarterly report on form 10-Q for the quarter ended June 25, 2011.

ITEM 2.	UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

Information concerning our stock repurchases during the three months ended September 24, 2011 is below. All stock was withheld to satisfy tax withholding obligations upon vesting of restricted stock awards.

Period	Total Number of Shares (or Units) Purchased	Average Price Paid Per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
June 26 – July 23, 2011	22	$8.23	—	—
July 24 – August 20, 2011	36,988	5.75	—	—
August 21 – September 24, 2011	22,024	5.68	—	—

Total	59,034	$5.73	—	—

ITEM 3.	DEFAULTS UPON SENIOR SECURITIES

None

ITEM 4.	(REMOVED AND RESERVED)

ITEM 5.	OTHER INFORMATION

None

ITEM 6.	EXHIBITS

Required exhibits are listed in the Index to Exhibits and are incorporated by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

OFFICEMAX INCORPORATED

/s/ BRUCE BESANKO
Bruce Besanko Executive Vice President, Chief Financial Officer and Chief Administrative Officer (As Duly Authorized Officer and Principal Financial Officer)

Date: October 28, 2011

OFFICEMAX INCORPORATED

INDEX TO EXHIBITS

Filed with the Quarterly Report on Form 10-Q for the Quarter Ended September 24, 2011

Exhibit Number	Exhibit Description

3.1(1)	Conformed Restated Certificate of Incorporation, reflecting all amendments to date.

3.2(2)	Amended and Restated Bylaws, as amended February 12, 2009.

10.1(3)	Form of 2011 Director Restricted Stock Unit Award Agreement.

10.2(4)	Change in Control Agreement dated as of August 17, 2011 between OfficeMax Incorporated and Mr. Michael MacDonald.

10.3(5)	Nondisclosure and Fair Competition Agreement dated as of August 15, 2011 between OfficeMax Incorporated and Mr. Michael MacDonald.

10.4*	Change in Control Agreement dated as of July 26, 2011 between OfficeMax Incorporated and Mr. Steve Parsons.

10.5*	Nondisclosure and Fair Competition Agreement dated as of July 25, 2011 between OfficeMax Incorporated and Mr. Steve Parsons.

31.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32*	Section 906 Certifications of Chief Executive Officer and Chief Financial Officer of OfficeMax Incorporated.

101.INS(6)*	XBRL Instance Document.

101.SCH(6)*	XBRL Taxonomy Extension Schema Document.

101.CAL(6)*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF(6)*	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB(6)*	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE(6)*	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Submitted with this Form 10-Q.
(1)	Exhibit 3.1 was filed under the exhibit 3.1.1 in our Registration Statement on Form S-1 dated November 4, 2009, and is incorporated herein by reference.
(2)	Exhibit 3.2 was filed under the exhibit 3.2 in our Current Report on Form 8-K dated February 18, 2009, and is incorporated herein by reference.
(3)	Exhibit 10.1 was filed under the exhibit 99.2 in our Current Report on Form 8-K dated August 2, 2011, and is incorporated herein by reference.
(4)	Exhibit 10.2 was filed under the exhibit 99.1 in our Current Report on Form 8-K dated August 23, 2011, and is incorporated herein by reference.
(5)	Exhibit 10.3 was filed under the exhibit 99.2 in our Current Report on Form 8-K dated August 23, 2011, and is incorporated herein by reference.
(6)	These interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

Exhibit 10.4

CONFIDENTIAL

July 26, 2011

Mr. Steve Parsons

Dear Steve,

OfficeMax Incorporated (the “Company”) provides you with the severance benefits described in this letter agreement (the “Agreement”) if your employment with the Company is terminated before or after a “potential change in control of the Company” or a “change in control of the Company” (each as defined in Section 2 of the Agreement). The Agreement terms are as follows:

1. Term of Agreement. This Agreement is effective as of July 25, 2011 and shall continue in effect through January 1, 2012 provided that, on each January 1, the term of this Agreement shall automatically be extended so as to terminate on the 2nd anniversary of such date, unless, not later than September 30 of the preceding year, the Company shall have given notice not to extend this Agreement. However, if a change in control of the Company occurs during the term of this Agreement, this Agreement shall continue in effect for a period of 24 months after the month in which the change in control of the Company occurred.

2. Change in Control.

A. A “change in control of the Company” shall be deemed to have occurred if an event set forth in any one of the following paragraphs occurs:

(1) Any Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company representing 25% or more of either the then outstanding shares of common stock of the Company or the combined voting power of the Company’s then outstanding securities; provided, however, if such Person acquires securities directly from the Company, such securities shall not be included unless such Person acquires additional securities which, when added to the securities acquired directly from the Company, exceed 25% of the Company’s then outstanding shares of common stock or the combined voting power of the Company’s then outstanding securities; and provided further that any acquisition of securities by any Person in connection with a transaction described in Subsection 2.A(3)(i) of this Agreement shall not be deemed to be a change in control of the Company; or

(2) The individuals who, on any date following the date hereof, constitute the Board (the “Incumbent Board Members”), cease, in any two year period following such date, to represent at least a majority of the number of directors then serving, provided, however, that any new director whose appointment or election by the Board or nomination for election by the Company’s stockholders was approved by a vote of at least 2/3rds of the Incumbent Board Members shall be deemed for purposes hereof to be Incumbent Board Members, unless such director’s initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating to the election of directors of the Company; or

(3) The consummation of a merger or consolidation of the Company (or any direct or indirect subsidiary of the Company) with any other corporation other than (i) a merger or consolidation which would result in both (a) Incumbent Board Members continuing to constitute at least a majority of the number of directors of the combined entity immediately following consummation of such merger or consolidation, and (b) the voting securities of the Company outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof) more than 50% of the combined voting power of the voting securities of the Company or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation, or (ii) a merger or consolidation effected with the approval of the Board to implement a recapitalization of the Company (or similar transaction) in which no Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company representing 25% or more of either the then outstanding shares of common stock of the Company or the combined voting power of the Company’s then outstanding securities; provided that securities acquired directly from the Company shall not be included unless the Person acquires additional securities which, when added to the securities acquired directly from the Company, exceed 25 % of the Company’s then outstanding shares of common stock or the combined voting power of the Company’s then outstanding securities; and provided further that any acquisition of securities by any Person in connection with a transaction described in Subsection 2.A(3)(i) of this Agreement shall not be deemed to be a change in control of the Company; or

1

(4) The stockholders of the Company approve a plan of complete liquidation or dissolution of the Company or the consummation of an agreement for the sale or disposition by the Company of all or substantially all of the Company’s assets, other than a sale or disposition by the Company of all or substantially all of the Company’s assets to an entity, more than 50% of the combined voting power of the voting securities of which are owned by Persons in substantially the same proportions as their ownership of the Company immediately prior to such sale.

A transaction described in Section 2.A(3) which is not a change in control of the Company solely due to the operation of Subsection 2.A(3)(i)(a) will nevertheless constitute a change in control of the Company if the Board determines, prior to the consummation of the transaction, that there is not a reasonable assurance that, for at least two years following the consummation of the transaction, at least a majority of the members of the board of directors of the surviving entity or any parent will continue to consist of Continuing Directors and individuals whose election or nomination for election by the shareholders of the surviving entity or any parent would be approved by a vote of at least two-thirds of the Continuing Directors and individuals whose election or nomination for election has previously been so approved.

Notwithstanding the foregoing, any event or transaction which would otherwise constitute a change in control of the Company (a “Transaction”) shall not constitute a change in control of the Company for purposes of your benefits under this Agreement if, in connection with the Transaction, you participate as an equity investor in the acquiring entity or any of its affiliates (the “Acquiror”). For purposes of the preceding sentence, you shall not be deemed to have participated as an equity investor in the Acquiror by virtue of (a) obtaining beneficial ownership of any equity interest in the Acquiror as a result of the grant to you of an incentive compensation award under one or more incentive plans of the Acquiror (including but not limited to the conversion in connection with the Transaction of incentive compensation awards of the Company into incentive compensation awards of the Acquiror), on terms and conditions substantially equivalent to those applicable to other executives of the Company immediately prior to the Transaction, after taking into account normal differences attributable to job responsibilities, title, and the like; (b) obtaining beneficial ownership of any equity interest in the Acquiror on terms and conditions substantially equivalent to those obtained in the Transaction by all other stockholders of the Company; or (c) having obtained an incidental equity ownership in the Acquiror prior to and not in anticipation of the Transaction.

B. For purposes of this Agreement, a “potential change in control of the Company” shall be deemed to have occurred if (1) the Company enters into an agreement, the consummation of which would result in the occurrence of a change in control of the Company, (2) the Company or any Person publicly announces an intention to take or to consider taking actions which if consummated would constitute a change in control of the Company; (3) any Person becomes the Beneficial Owner, directly or indirectly, of securities of the Company representing 9.5% or more of either the then outstanding shares of common stock of the Company or the combined voting power of the Company’s then outstanding securities, provided that securities acquired directly from the Company shall not be included unless the Person acquires additional securities which, when added to the securities acquired directly from the Company, exceed 9.5% of the Company’s then outstanding shares of common stock (or the combined voting power of the Company’s then outstanding securities); or (4) the Board adopts a resolution to the effect that a potential change in control of the Company for purposes of this Agreement has occurred. You agree that, subject to the terms and conditions of this Agreement, in the event of a potential change in control of the Company, you will at the option of the Company remain in the employ of the Company until the earlier of (a) the date which is 6 months from the occurrence of the first potential change in control of the Company, or (b) the date of a change in control of the Company.

C. For purposes of this Agreement, “Beneficial Owner” shall have the meaning set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

D. For purposes of this Agreement, “Person” shall have the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof, except that “Person” shall not include (1) the Company or any of its subsidiaries, (2) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its subsidiaries, (3) an underwriter temporarily holding securities pursuant to an offering of such securities, (4) a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company, or (5) an individual, entity or group that is permitted to and does report its beneficial ownership of securities of the Company on Schedule 13G under the Exchange Act (or any successor schedule), provided that if the individual, entity or group later becomes required to or does report its ownership of Company securities on Schedule 13D under the Exchange Act (or any successor schedule), then the individual, person or group shall be deemed to be a Person for purposes of this Agreement as of the first date on which the individual, person or group becomes required to or does report its ownership on Schedule 13D.

3. Termination and Change in Control. Except as set forth in Sections 6, 7, and 10.A, no benefits shall be payable under this Agreement unless there is a change in control of the Company, your employment is terminated, and your termination is a Qualifying Termination or a Qualifying Early Termination. Your termination is a Qualifying Termination if a change in control of the Company occurs and your employment subsequently terminates during the term of this Agreement, unless your termination is because of your death, by the Company for Cause or Disability, or by you other than for Good Reason. Your termination is a Qualifying Early

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Termination if a potential change in control of the Company occurs, your employment terminates during the pendency of the potential change in control of the company and during the term of this Agreement, the termination is in contemplation of a change in control of the Company, and an actual change in control of the Company occurs within one year following your termination, unless your termination is because of your death, by the Company for Cause or Disability, or by you other than for Good Reason. A transfer of your employment from the Company to one of its subsidiaries, from a subsidiary to the Company, or between subsidiaries is not a termination of employment for purposes of this Agreement.

A. Disability. If, as a result of your incapacity due to physical or mental illness or injury, you are absent from your duties with the Company on a full-time basis for 6 consecutive months, and within 30 days after written notice of termination is given you have not returned to the full-time performance of your duties, the Company may terminate your employment for “Disability.”

B. Cause. Termination by the Company of your employment for “Cause” means termination upon (1) your willful and continued failure to substantially perform your duties with the Company (other than failure resulting from your incapacity due to physical or mental illness or injury, or actual or anticipated failure resulting from your termination for Good Reason), after a demand for substantial performance is delivered to you by the Board which specifically identifies the manner in which the Board believes that you have not substantially performed your duties, or (2) your willful engagement in conduct which is demonstrably and materially injurious to the Company, monetarily or otherwise. For purposes of this Section 3.B, no act or failure to act on your part shall be considered “willful” unless done or omitted to be done by you not in good faith and without reasonable belief that your act or omission was in the best interest of the Company. Notwithstanding the foregoing, you shall not be deemed to have been terminated for Cause unless and until:

•

a resolution is duly adopted by the affirmative vote of not less than three-quarters of the entire membership of the Board at a meeting of the Board called and held for the purpose (after reasonable notice to you and an opportunity for you, together with your counsel, to be heard before the Board), finding that in the good faith opinion of the Board you were guilty of conduct set forth above in clauses (1) or (2) of this Section 3.B and specifying the particulars of your conduct in detail, and

•	a copy of this resolution is delivered to you.

All decisions by the Company regarding termination for Cause must be supported by clear and convincing evidence.

C. Good Reason. “Good Reason” means any of the following, if occurring without your express written consent after a change in control of the Company:

(1) The assignment to you of any duties materially inconsistent with your responsibilities as an Executive Officer of the Company or a significant adverse alteration in your responsibilities from those in effect immediately prior to the change in control of the Company;

(2) A material reduction by the Company in your annual base salary as in effect on the date of this Agreement (as the same may be increased from time to time), except for across-the-board salary reductions similarly affecting all executives of the Company and all executives of any Person in control of the Company;

(3) A material reduction by the Company in your target annual cash incentive as in effect immediately prior to the change in control of the Company;

(4) The Company’s requiring you to be based anywhere located more than 50 miles from the primary office location at which you were based immediately prior to the change in control of the Company, except for required travel on the Company’s business to an extent substantially consistent with your business travel obligations as existed immediately prior to the change in control;

(5) Following the change in control of the Company, a material reduction by the Company in aggregate benefits and compensation available to you, including paid time off, welfare benefits, short-term incentives, pension, life insurance, healthcare, and disability plans, as compared to such benefits and compensation available to you immediately prior to the change in control of the Company;

(6) Following the change in control of the Company, a material reduction by the Company in long-term equity incentives available to you as compared to such incentives available to you immediately prior to the change in control of the Company, except for across-the-board long-term equity incentive reductions similarly affecting all executives of the Company and all executives of any Person in control of the Company; or

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(7) The failure of the Company to obtain a satisfactory agreement from any successor to assume and agree to perform this Agreement, as contemplated in Section 10.

Notwithstanding the foregoing, the events described in clauses (1) through (7) above shall not constitute Good Reason unless (A) you have delivered a Notice of Termination to the Company according to Sections 3.D. and 11 within 90 days of the occurrence of the event, which notice sets forth in reasonable detail the basis for your claim that Good Reason exists and (B) the Company fails to cure such event or circumstance within the 30 day period following receipt of such Notice of Termination.

For purposes of determining whether a Qualifying Early Termination has occurred, references to a change in control of the Company in this Section 3.C shall be deemed to refer to any potential change in control of the Company pending at the time of the event or circumstance alleged to be Good Reason.

Your right to terminate your employment pursuant to this Section 3.C shall not be affected by your incapacity due to physical or mental illness or injury. Your continued employment shall not constitute consent to, or a waiver of rights with respect to, any act or failure to act constituting Good Reason.

D. Notice of Termination. Any purported termination by the Company or by you shall be communicated by written Notice of Termination to the other party according to Section 11. A “Notice of Termination” must indicate the specific termination provision in this Agreement relied upon and set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of your employment under the indicated provision.

E. Date of Termination. “Date of Termination” means:

(1) if your employment is terminated for Disability, 30 days after the Notice of Termination is given (provided that you have not returned to the performance of your duties on a full-time basis during that 30-day period);

(2) if your employment is terminated for Cause, for Good Reason, or for any other reason other than Disability or a Qualifying Early Termination, the date specified in the Notice of Termination (which, in the case of a termination for Cause shall not be less than 30 days from the date the Notice of Termination is given, and in the case of a termination for Good Reason shall not be less than 10 days or more than 60 days from the date the Notice of Termination is given);

(3) if your termination is a Qualifying Early Termination, the later of the date determined according to subsection (1) or (2) above, or the date upon which the actual change in control of the Company occurs; or

(4) if a dispute exists regarding the termination, the date on which the dispute is finally determined, either by mutual written agreement of the parties or by a final judgment, order or decree of a court of competent jurisdiction (the time for appeal having expired and no appeal having been perfected), or, if earlier, the last day of the term of this Agreement. This subsection (4) shall apply only if (i) the party receiving the Notice of Termination notifies the other party within 30 days that a dispute exists, (ii) the notice of dispute is made in good faith, and (iii) the party giving the notice of dispute pursues resolution of the dispute with reasonable diligence. While any dispute is pending under this subsection (4), the Company will continue to pay you your full compensation in effect when the Notice of Termination giving rise to the dispute was given (including, but not limited to, base salary) and continue you as a participant in all compensation, benefit and insurance plans and programs in which you were participating when the Notice of Termination giving rise to the dispute was given, until the dispute is finally resolved, or if earlier, the last day of the term of this Agreement. Amounts paid under this subsection (4) are in addition to all other amounts due under this Agreement and shall not be offset against or reduce any other amounts due under this Agreement.

4. Compensation upon Termination for Cause or Other than for Good Reason. If your employment is terminated for Cause or by you other than for Good Reason, the Company shall pay you only your full base salary through the Date of Termination at the rate in effect at the time Notice of Termination is given, plus all other amounts to which you are entitled under any compensation plan of the Company at the time those payments are due, and the Company shall have no further obligations to you under this Agreement.

5. Compensation upon a Qualifying Termination or Qualifying Early Termination. If your employment is terminated pursuant to a Qualifying Termination or Qualifying Early Termination, then you shall be entitled to the benefits provided in this Section 5, provided (a) you execute and deliver to the Company the release required pursuant to Section 8.E within 60 days of your Date of Termination (or, in the case of a Qualifying Early Termination, your last day of employment), (b) you do not revoke such release before the expiration of any revocation period provided for in such release, and (c) the revocation period provided for in such release has expired before or within 60 days of your Date of Termination (or, in the case of a Qualifying Early Termination, your last day of employment).

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A. The Company will pay you the amounts specified below upon the expiration of any revocation period provided for in the release:

(1) Your full base salary through the Date of Termination (or, in the case of a Qualifying Early Termination, through your last day of employment if such amount has not already been paid) at the rate in effect at the time Notice of Termination is given without regard to any reduction in base salary that would constitute Good Reason (whether or not any reduction is asserted as Good Reason), plus all other amounts to which you are entitled under any compensation plan of the Company at the time those payments are due (in each case, to the extent not already paid); and

(2) To the extent not already paid, a lump sum amount equal to the greater of the value of your unused and accrued time off, less any advanced time off, in accordance with the Company’s Your Time Off Policy (or any successor policy) as in effect immediately prior to the change in control of the Company or as in effect on the Date of Termination (or, in the case of a Qualifying Early Termination, as in effect on your last day of employment), whichever is more favorable to you; and

(3) A lump sum severance payment equal to two times the sum of (a) your annual base salary at the rate in effect at the time Notice of Termination is given without regard to any reduction in base salary that would constitute Good Reason (whether or not any reduction is asserted as Good Reason) (“Base Salary”), plus (b) the Target Bonus. For purposes of this paragraph (3), “Target Bonus” means an amount equal to the average annual incentive earned by you in the three completed years preceding the Date of Termination (or, in the case of a Qualifying Early Termination, your last day of employment), provided that in either case, if you have earned fewer than three annual bonuses prior to the Date of Termination (or, in the case of a Qualifying Early Termination, your last day of employment), Target Bonus means your target annual incentive for the year in which occurs the Date of Termination (or, in the case of a Qualifying Early Termination, your last day of employment) without regard to any reduction in the target incentive that would constitute Good Reason (whether or not any reduction is asserted as Good Reason).

B. With respect to each benefit listed below, the Company shall, at its sole discretion, comply with either subsection (1) or (2) below:

(1) for a 12-month period following the Date of Termination (or, in the case of a Qualifying Early Termination, your last day of employment), maintain, in full force and effect for your continued benefit at substantially the same cost to you as determined immediately prior to your last day of employment, all life (other than the Company’s Executive Life Insurance Program, if applicable), disability, accident and healthcare insurance plans, programs, or arrangements, and financial counseling services in which you were participating immediately prior to the change in control of the Company (or in the case of a Qualifying Early Termination, immediately prior to your last day of employment), or, if more favorable to you, the plans, programs, or arrangements in which you were participating immediately prior to the Date of Termination (or, in the case of a Qualifying Early Termination, your last day of employment); or

(2) at the time specified in Section 5.A, pay you a lump sum payment equal to 12 times 150% of the sum of (a) the monthly group premium, less the amount of employee contributions, for the life (other than executive life, if applicable), disability, accident and healthcare insurance plans, programs, or arrangements, and (b) the monthly allowance for financial counseling services, in each case in which you were participating immediately prior to the change in control of the Company (or in the case of a Qualifying Early Termination, immediately prior to your last day of employment), or, if more favorable to you, the plans, programs, or arrangements in which you were participating immediately prior to the Date of Termination.

If the Company chooses to provide the benefits indicated under subsection (1), and your continued participation (or a particular type of coverage) is not possible or becomes impossible under the general terms and provisions of the plans, programs or arrangements, then the Company shall arrange to provide you with benefits, at substantially the same cost to you as determined immediately prior to your last day of employment, which are substantially similar to those which you are entitled to receive under such plans, programs and arrangements.

Notwithstanding the foregoing, the Company shall continue to pay the Company-paid premium under the Company’s Executive Life Insurance Program (or a successor plan) for twelve months following the Date of Termination (or, in the case of a Qualifying Early Termination, your last day of employment).

For a Qualifying Early Termination, any portion of the period commencing on the day after your last day of employment through and including the Date of Termination during which the Company provides you with benefit continuation or pays the Company-paid premium under the Company’s Executive Life Insurance Program (or a successor plan) will apply toward the 12-month payment period required above.

C. You shall not be required to mitigate the amount of any payment provided for in this Section 5 by seeking other employment or otherwise, nor shall the amount of any payment or benefit provided for in Section 5.A be reduced by any

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compensation earned by you as the result of employment by another employer or by retirement benefits after the Date of Termination (or, in the case of a Qualifying Early Termination, your last day of employment), or otherwise, except as specifically provided in Section 5.D. Benefits otherwise receivable by you pursuant to Section 5.B(1) shall be reduced to the extent comparable benefits are actually received by you during the 12-month period following your termination, and you must report any such benefits actually received by you to the Company.

D. Code Section 409A Provision. Notwithstanding anything in this Agreement to the contrary, in all cases, if you are a “specified employee” of the Company for purposes of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) at the time of your separation from service (as determined pursuant to Code Section 409A) with the Company and if and to the extent an exception under Code Section 409A does not apply, each severance payment (with each installment payment (if any) being treated as a separate and distinct “payment” for purposes of Code Section 409A) that is otherwise scheduled to commence to you immediately after your separation from service will be delayed in its entirety by 6 months from the date of your separation from service (or, if earlier, until your date of death). On the first regularly scheduled payroll date following the 6-month anniversary of the date of your separation from service (or, if earlier, your date of death), the Company will pay you a lump sum payment equal to the severance payment(s) that you would otherwise have received through such payroll date, and the balance of the benefit payments to which you are entitled under this Section 5 will be paid thereafter on the original schedule. The Company believes such delay in payment will avoid the application of adverse taxation to you under Code Section 409A. However, the Company does not guarantee such tax treatment and you are strongly encouraged to consult your own tax, financial and legal advisors regarding the effects of this Agreement on your personal tax situation. For purposes of applying the exceptions to Code Section 409A, the following rules shall apply. Any payments that would otherwise be payable (i) within 2- 1/2 months after the end of the Company’s taxable year containing the date of your separation from service, or (ii) within 2- 1/2 months after your taxable year containing the date of your separation from service, whichever occurs later (the “Short Term Deferral Period”), are exempt from Code Section 409A. Furthermore, any such payments paid after the Short Term Deferral Period are exempt from Code Section 409A as severance pay due to an involuntary separation from service to the extent that the sum of those payments is equal to or less than the maximum amount described in Treasury Regulation Section 1.409A-1(b)(9)(iii)(A) (the “Involuntary Separation Amount”) because such payments both are payable only upon your “involuntary” separation from service for purposes of Code Section 409A and must be paid to you no later than the last day of your second taxable year following the taxable year in which your separation from service occurs. Lastly, any such payments that are paid after the Short Term Deferral Period and otherwise exceed the Involuntary Separation Amount are exempt from Code Section 409A to the extent such payments in the aggregate do not exceed the applicable dollar amount under Code Section 402(g)(1)(B) for the year in which your separation from service occurs (the “Limited Payments”). Accordingly, the sum of (1) such payments that are paid within the Short Term Deferral Period, (2) such payments paid after the Short Term Deferral Period that do not exceed the Involuntary Separation Amount, and (3) such payments paid after the Short Term Deferral Period that exceed the Involuntary Separation Amount, but only to the extent such payments constitute Limited Payments, are exempt from Code Section 409A and, therefore, notwithstanding any provision of this Agreement to the contrary, if you are a “specified employee” of the Company for purposes of Code Section 409A, only those payments that are not otherwise exempt from Code Section 409A under clause (1), (2), and (3) above and that would otherwise have been payable in the first six (6) months following your date of separation from service will not be paid to you until the first regularly scheduled payroll date following the 6-month anniversary of the date of your separation from service (or, if earlier, your date of death).

6. Legal Fees. The Company shall pay to you all reasonable legal fees and expenses which you incur following a change in control of the Company (a) as a result of contesting or disputing your termination, (b) in seeking in good faith to obtain or enforce any right or benefit provided by this Agreement (provided, that you shall refund all such fees and expenses to the Company should you not substantially prevail in the applicable proceeding). This payment shall be made within 10 business days after the Company receives your written request for payment accompanied by reasonable evidence of fees and expenses incurred. To the extent required to avoid an accelerated or additional tax under Section 409A, amounts reimbursable to you under this Agreement shall be paid to you on or before the last day of the year following the year in which the expense was incurred, the amount of expenses eligible for reimbursement (and in-kind benefits provided to you) during any one year may not effect amounts reimbursable or provided in any subsequent year, and the right to reimbursement (and in-kind benefits provided to you) under this Agreement shall not be subject to liquidation or exchange for another benefit.

7. Excise Tax Provisions. Notwithstanding any provision of this Agreement to the contrary (but except as provided in the following sentence), if you would receive payments under this Agreement or under any other plan, program, or policy sponsored by the Company which relate to a change in control of the Company (the “Total Payments”) and which are determined by the Company to be subject to excise tax under Section 4999 of the Code or any comparable successor provisions, then such payment shall be either: (i) provided to you in full, or (ii) provided to you as to such lesser extent which would result in no portion of such payment being subject to such excise tax, whichever of the foregoing amounts, when taking into account applicable federal, state, local and foreign income and employment taxes, such excise tax, and any other applicable taxes, results in the receipt by you, on an after-tax basis, of the greatest amount of the payment, notwithstanding that all or some portion of such payment may be taxable under such excise tax. To the extent such payment needs to be reduced pursuant to the preceding sentence, reductions shall come from taxable amounts before non-taxable amounts and beginning with the payments otherwise scheduled to occur soonest. You agree to cooperate fully with the Company to determine the benefits applicable under this Section.

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8. Employee Covenants; Release.

A. You agree that you will not, directly or indirectly, use, make available, sell, disclose or otherwise communicate to any person, other than in the course of your assigned duties and for the benefit of the Company, either during the period of your employment or at any time thereafter, any nonpublic, proprietary or confidential information, knowledge or data relating to the Company, any of its subsidiaries, affiliated companies or businesses, which you obtained during your employment by the Company. This restriction will not apply to information that (i) was known to the public before its disclosure to you; (ii) becomes known to the public after disclosure to you through no wrongful act of yours; or (iii) you are required to disclose by applicable law, regulation or legal process (provided that you provide the Company with prior notice of the contemplated disclosure and reasonably cooperate with the Company at its expense in seeking a protective order or other appropriate protection of such information).

B. During your employment with the Company and for one year after your termination, you agree that you will not, directly or indirectly, individually or on behalf of any other person, firm, corporation or other entity, knowingly solicit, aid or induce any managerial level employee of the Company or any of its subsidiaries or affiliates to leave employment in order to accept employment with or render services to or with any other person, firm, corporation or other entity unaffiliated with the Company or knowingly take any action to materially assist or aid any other person, firm, corporation or other entity in identifying or hiring any such employee.

C. You agree that during and after your employment with the Company you shall not make any public statements that disparage the Company, its respective affiliates, employees, officers, directors, products or services. Notwithstanding the foregoing, (i) statements made in the course of sworn testimony in administrative, judicial or arbitral proceedings (including, without limitation, depositions in connection with such proceedings) shall not be subject to this Section 8.C, and (ii) nothing in this Section 8.C shall in any way be interpreted to preclude or limit you from pursuing your legal rights or from otherwise communicating with governmental agencies pursuant to legislation or regulations permitting or requiring such communications.

D. For a period of 12 months after your termination of employment with the Company (or for a period of 12 months after a final judgment or injunction enforcing this covenant), you agree not to, directly as an employee or indirectly as a consultant or contractor, without the prior written consent of the Company, be employed in the same or similar capacity as you were employed by the Company immediately prior to termination of your employment, by another business entity or person engaged in the sale or distribution of office supplies, office furniture, computer consumables or related office products or services in North America.

In agreeing to this restriction, you specifically acknowledge the substantial value to the Company of Confidential Information and your intimate knowledge of the Company’s business and agree that such constitutes goodwill and a protectable interest of the Company.

E. Notwithstanding anything in this Agreement to the contrary, the payment to you of the benefits provided in Section 5 is conditioned upon your execution and delivery to the Company (and your failure to revoke) a customary general release of claims.

9. Deferred Compensation and Benefits Trust. The Company has established a Deferred Compensation and Benefits Trust, and shall comply with the terms of that Trust.

For this purpose, the term Deferred Compensation and Benefits Trust shall mean an irrevocable trust or trusts established or to be established by the Company with an independent trustee or trustees for the benefit of persons entitled to receive payments or benefits, the assets of which nevertheless will be subject to claims of the Company’s creditors in the event of bankruptcy or insolvency.

10. Successors; Binding Agreement.

A. The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no succession had taken place. Failure of the Company to obtain an assumption and agreement prior to the effectiveness of any succession which occurs during your employment with the Company and the term of this Agreement shall be a breach of this Agreement and shall entitle you to compensation from the Company in the same amount and on the same terms as you would be entitled hereunder if you experience a Qualifying Termination or Qualifying Early Termination, except that for purposes of this Section 10.A, the date on which any such succession becomes effective shall be deemed the Date of Termination. As used in this Agreement, “Company” shall mean OfficeMax Incorporated and any successor to its business and/or assets which assumes and agrees to perform this Agreement.

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B. This Agreement shall inure to the benefit of and be enforceable by your personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. If you should die while any amount would still be payable to you under this Agreement if you had continued to live, all such amounts, unless otherwise provided in this Agreement, shall be paid in accordance with the terms of this Agreement to your devisee, legatee or other designee or if there is no such designee, to your estate.

C. Any dispute between you and the Company regarding this Agreement may be resolved either by binding arbitration or by judicial proceedings at your sole election, and the Company agrees to be bound by your election in that regard, provided that the Company is entitled to seek equitable relief in a court of competent jurisdiction in connection with the enforcement of the covenants set forth in Section 8. Under no circumstance will a violation or alleged violation of those covenants entitle the Company to withhold or offset a payment or benefit due under this Agreement.

11. Notice. For the purposes of this Agreement, notices and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when delivered or mailed by United States registered mail, return receipt requested, postage prepaid, addressed to the respective addresses set forth on the first page of this Agreement, provided that all notices to the Company shall be directed to the attention of the Board with a copy to the Secretary of the Company, or to such other address as either party may have furnished to the other in writing in accordance with this Section 11, except that notice of change of address shall be effective only upon receipt.

12. Miscellaneous. No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and signed by you and an officer designated by the Board. No waiver by either party at any time of any breach by the other party of, or compliance with, any condition or provision of this Agreement to be performed by the other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter of this Agreement have been made by either party which are not expressly set forth in this Agreement. All references to sections of the Exchange Act or the Code shall be deemed also to refer to any successor provisions to those sections. If the obligations of the Company under Sections 4, 5, 6 and 7 arise prior to the expiration of the term of this Agreement, those obligations shall survive the expiration of the term.

13. Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

14. Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

15. No Guaranty of Employment. Neither this Agreement nor any action taken under this Agreement shall be construed as giving you a right to be retained as an employee or an executive officer of the Company.

16. Governing Law. This Agreement shall be governed by and construed in accordance with Delaware law.

17. Other Benefits. Any payments made to you pursuant to this Agreement are in addition to, and not in lieu of, any amounts to which you may be entitled under any other employee benefit plan, program or policy of the Company, except that (A) payments made to you pursuant to Section 5.A(3) shall be in lieu of any severance payment to which you would otherwise be entitled under any severance pay policy of the Company and (B) payments and benefits to which you are entitled under this Agreement may be subject to offset by payments and benefits to which you are entitled under the Offer Letter, as specifically provided in this Agreement.

If this letter correctly sets forth our agreement on the subject matter hereof, kindly sign and return to the Company the enclosed copy of this letter which will then constitute our agreement on this subject.

Sincerely,

OFFICEMAX INCORPORATED

By:	/s/ Matthew R. Broad
Matthew R. Broad
Executive Vice President—General Counsel

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Agreed to this 27th day of July, 2011

/s/ Steve Parsons
Steve Parsons

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Exhibit 10.5

OFFICEMAX INCORPORATED

NONDISCLOSURE AND FAIR COMPETITION AGREEMENT

THIS AGREEMENT is made as of this 25th day of July, 2011, by and between OfficeMax Incorporated, a Delaware corporation (“OfficeMax”), which term includes any affiliates and subsidiaries), and Steve Parsons (the “Executive”).

In consideration of the mutual covenants contained herein, including without limitation OFFICEMAX’s employing Executive, OFFICEMAX providing Executive with OFFICEMAX’s confidential information and trade secrets, OFFICEMAX providing training to Executive, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Confidential lnformation/Trade Secrets. OFFICEMAX shall provide Executive with certain OFFICEMAX confidential information and trade secrets (“Confidential Information”). Confidential lnformation includes information about the business and affairs of OFFICEMAX including, without limitation, the names, addresses, price lists, purchasing histories and requirements of customers and potential customers; location, region, and company financial reports and company financial data of any type; sales and service manuals and bulletins; cost information and patterns; floor plans and drawings of facilities; marketing, merchandising, procurement, sales and other business strategies; transactional, acquisition and expansion plans; information regarding vendors, business affiliates and employees; and other similar information. Confidential lnformation shall also include, without limitation, all letters, memoranda, notes, tables, spreadsheets, and other similar documents, whether in hard-copy or electronic form, created or generated by or on behalf of Executive using the information, or any part thereof, described in the previous sentence. Executive recognizes that such information is the confidential information and trade secrets of OFFICEMAX, and agrees not to divulge such information to any person, firm, or institution except as such disclosure is a necessary part of the performance of Executive’s duties and obligations for OFFICEMAX. Further, upon termination of employment with OFFICEMAX, Executive will continue to treat Confidential lnformation as private and privileged, and will not, either for Executive’s own purposes or as an employee of or for the benefit of any other entity or person, use such information or disclose it to any person, firm, or institution.

2. Return of Propertv. On termination of Executive’s employment with OFFICEMAX, Executive will immediately surrender to OFFICEMAX, in good condition, all Confidential Information, as well as all letters, notes, memoranda, program design specifications, and all other similar items which relate to customers or potential customers of OFFICEMAX that Executive obtained from OFFICEMAX files or databases, are supplied to Executive by OFFICEMAX, or generated by Executive from OFFICEMAX data and that are in Executive’s possession, custody, or control wherever located including all reproductions or copies of such materials, whether in hard-copy or electronic form.

3. Noncompetition. In exchange for OFFICEMAX’s employment of Executive, and its agreement to provide Executive Confidential lnformation and training, for a period of 12 months after termination of Executive’s employment with OFFICEMAX, whether such termination is voluntary or involuntary (or for a period of 12 months after a final judgment or injunction enforcing this covenant), Executive agrees not to, directly as an employee or indirectly as a consultant or contractor, without the prior written consent of OFFICEMAX, be employed in the same or similar capacity as Executive was employed by OFFICEMAX, by another business entity or person engaged in the sale or distribution of office supplies, office furniture, technology-related products or computer consumables, print and document services, or related office products or services, in the Territory (as defined below). For purposes hereof, the Territory shall be all of North America.

In agreeing to this restriction, Executive specifically acknowledges the substantial value to OFFICEMAX of Confidential lnformation and Executive’s intimate knowledge of OFFICEMAX’s business and agrees that such constitutes goodwill and a protectable interest of OFFICEMAX.

4. Non-Solicitation. In addition to the foregoing and not in limitation thereof, for all periods beginning upon the date hereof and ending two years from the date of Executive’s termination of employment with OFFICEMAX for whatever reason, Executive agrees that he/she shall not directly or indirectly, for Executive’s benefit or on behalf of any other party (other than OFFICEMAX):

(a) solicit or attempt to solicit any customer or supplier of OFFICEMAX for the purpose of selling, distributing, purchasing or obtaining office supplies, office furniture, technology-related products or computer consumables, print and document services, or related office products or services. For purposes hereof, a customer of OFFICEMAX shall mean any person or business to whom OFFICEMAX sold or distributed office supplies, office furniture, technology-related products or computer consumables, print and document services, or related office products and services during the last two years Executive was employed by OFFICEMAX and a supplier of OFFICEMAX shall mean any person or business from whom OFFICEMAX purchased or obtained office supplies, office furniture, technology-related products or computer consumables, print and document services, or related office products and services during the last two years Executive was employed by OFFICEMAX.

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(b) solicit or discuss potential employment opportunities with any employee of OFFICEMAX (other than for opportunities with OFFICEMAX) or induce or attempt to induce any employee of OFFICEMAX to leave the employ of OFFICEMAX, or in any way interfere with the relationship between OFFICEMAX and any employee thereof without the prior express written consent of OFFICEMAX.

(c) offer, hire or cause to be offered or hired any person who was employed by OFFICEMAX at any time during the 12 months prior to the termination of Executive’s employment with OFFICEMAX.

(d) induce or attempt to induce any supplier, or other business relation of OFFICEMAX to cease doing business with OFFICEMAX or in any way interfere with the relationship between any such supplier or business relation and OFFICEMAX (including without limitation making any negative statements or communications about OFFICEMAX).

5. Severability. In case any one or more of the terms contained in Section 3, or in subsections (a), (b), (c), or (d) of Section 4 shall for any reason become invalid, illegal, or unenforceable, such invalidity, illegality, or unenforceability shall not affect any other terms herein, but such terms shall be deemed deleted and such deletion shall not affect the validity of the other terms of this Agreement. In addition, if any one or more of the terms contained in Section 3, or in subsections (a), (b), (c), or (d) of Section 4 shall for any reason be held by a court of competent jurisdiction to be excessively broad or unreasonable with regard to duration, scope, or area, the terms shall be construed in a manner to enable it to be enforced to the maximum extent permitted by applicable law, and any such court shall have the power to modify such term.

6. Enforcement. Executive understands that the breach of this Agreement will cause immediate, irreparable, and immeasurable injury to OFFICEMAX, and therefore agrees that in addition to any other rights OFFICEMAX has in order to enforce this Agreement, OFFICEMAX shall be entitled to injunctive relief without bond or other security by any competent court to enjoin and restrain the breach of this Agreement.

7. Employment-at-Will. Executive understands that his/her employment with OFFICEMAX is at-will and that this Agreement does not affect Executive’s employment-at-will status. Executive further acknowledges at any time and for any reason, Executive may resign his/her position or OFFICEMAX may terminate Executive’s employment.

8. Assignment. This Agreement shall be freely assignable by OFFICEMAX.

9. Attorneys’ Fees. In the event OFFICEMAX utilizes the services of in-house or outside attorneys for the purposes of enforcing any of the provisions of this Agreement and prevails on any one or more claim or cause of action, OFFICEMAX shall be entitled to recover its attorneys’ fees, costs, and expenses of such enforcement efforts, in addition to all damages and other remedies recoverable by OFFICEMAX.

10. Survival. Any respective obligations of OFFICEMAX or Executive hereunder which by their nature would continue beyond termination or resignation of Executive’s employment with OFFICEMAX will survive such termination or resignation.

11. Modification. This Agreement may not be modified orally, but only by a writing signed by the party against whom enforcement of any such modification is sought.

12. Inteqration. This Agreement expresses the entire agreement and understanding of the parties and supersedes all prior, and contemporaneous oral, agreements, commitments, and understandings pertaining to the subject matter hereof.

13. Waiver. The failure of either party to enforce at any time or for any period of time any of the provisions of this Agreement will not be construed to be a waiver of such provisions or of its right thereafter to enforce such provision and each and every provision thereafter.

14. Governing Law/Venue. For enforcement purposes, this Agreement shall be governed and construed according to the laws of the state of Delaware, without giving effect to any conflict of laws provisions. Executive irrevocably agrees to exclusive venue and submits to jurisdiction in the United States District Court for the Northern District of Illinois, Eastern Division, or the state courts in DuPage County, Illinois, for any dispute arising out of this Agreement, and waives all objections to jurisdiction and venue of such courts.

15. Executive’s Representations and Warranties. Executive represents and warrants to OMX as follows:

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(a) Executive is under no contractual confidentiality, non-compete or non-solicitation agreement or other substantially similar restriction with any third party, which is inconsistent with Executive becoming employed with or by OMX, the performance of Executive’s duties owed to OMX, or any other rights of OMX.

(b) Neither OMX nor any of its affiliates nor any of their respective officers, directors, employees, agents or representatives has requested that Executive communicate or otherwise make available to any such parties at any time any proprietary information, data, trade secrets, or other confidential information belonging to Executive’s former employers or others.

(c) OMX has instructed Executive not to duplicate, reproduce or in any way take with Executive from Executive’s former employer or elsewhere any proprietary information, data, trade secrets or other confidential information belonging to Executive’s former employer or others.

(d) Executive has not duplicated, reproduced or in any way taken from Executive’s former employer or elsewhere any proprietary information, data, trade secrets, or other confidential information belonging to Executive’s former employer or others, and Executive does not currently have in Executive’s possession, custody or control any such information.

(e) Executive has not made available to OMX any proprietary information, data, trade secrets, or other confidential information belonging to Executive’s former employer or others, and shall not disclose or use for or to the benefit of OMX any such information.

(f) Neither OMX nor any of its affiliates nor any of their respective officers, directors, employees, agents or representatives has requested that Executive solicit or otherwise recruit for employment with OMX any person who was a co-employee of Executive at Executive’s former employer.

(g) Executive has not solicited or otherwise recruited for employment with OMX any person who was a co-employee of Executive at Executive’s former employer.

EXECUTIVE HAS READ THIS AGREEMENT and signs it with the understanding that the terms contained herein are a condition of Executive’s employment with OFFICEMAX and (1) control Executive’s use of certain information and know-how during and after his employment with OFFICEMAX, (2) restrict Executive’s employment opportunities upon termination of his employment with OFFICEMAX, and (3) restrict Executive’s ability to solicit customers, employees and suppliers of OFFICEMAX.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

OFFICEMAX INCORPORATED		EXECUTIVE

By:	/s/ Matthew R. Broad	/s/ Steve Parsons
Its:	EVP

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Exhibit 31.1

CEO CERTIFICATION PURSUANT TO SECTION 302

OF THE SARBANES OXLEY ACT OF 2002

I, Ravichandra Saligram, certify that:

1.	I have reviewed this quarterly report on Form 10-Q of OfficeMax Incorporated;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.	designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.	designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.	evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.	disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a.	all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: October 28, 2011	/s/ RAVI SALIGRAM
Ravi Saligram
Chief Executive Officer

Exhibit 31.2

CFO CERTIFICATION PURSUANT TO SECTION 302

OF THE SARBANES OXLEY ACT OF 2002

I, Bruce Besanko, certify that:

1.	I have reviewed this quarterly report on Form 10-Q of OfficeMax Incorporated;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.	designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.	designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.	evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.	disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a.	all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: October 28, 2011	/s/ BRUCE BESANKO
Bruce Besanko
Chief Financial Officer

Exhibit 32

SECTION 906 CERTIFICATIONS OF CHIEF EXECUTIVE OFFICER AND

CHIEF FINANCIAL OFFICER OF

OFFICEMAX INCORPORATED

We are providing this Certificate pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C., Section 1350. It accompanies OfficeMax Incorporated’s quarterly report on Form 10-Q (the “Report”) for the fiscal quarter ended September 24, 2011.

I, Ravichandra Saligram, OfficeMax Incorporated’s chief executive officer, certify that:

(i)	the Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

(ii)	the information contained in the Report fairly presents, in all material respects, OfficeMax Incorporated’s financial condition and results of operations.

/s/ RAVI SALIGRAM
Ravi Saligram Chief Executive Officer

I, Bruce Besanko, OfficeMax Incorporated’s chief financial officer, certify that:

(i)	the Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

(ii)	the information contained in the Report fairly presents, in all material respects, OfficeMax Incorporated’s financial condition and results of operations.

/s/ BRUCE BESANKO
Bruce Besanko Chief Financial Officer

Dated: October 28, 2011

A signed original of this written statement required by Section 906 has been provided to OfficeMax Incorporated and will be retained by OfficeMax Incorporated and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 99.2

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report:	November 4, 2011
Date of earliest event reported:	October 31, 2011

OFFICEMAX INCORPORATED

(Exact name of registrant as specified in its charter)

Delaware	1-5057	82-0100960
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

263 Shuman Blvd.

Naperville, Illinois 60563

(Address of principal executive offices) (Zip Code)

(630) 438-7800

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On October 31, 2011, Michael MacDonald, Executive Vice President and President, Contract of OfficeMax Incorporated (the “Company”) notified the Company of unusual and difficult family circumstances that have resulted in a sudden and unexpected need to resign.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 4, 2011

OFFICEMAX INCORPORATED

By:	/s/ Matthew R. Broad
Matthew R. Broad
Executive Vice President and General Counsel

Exhibit 99.3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report:	November 7, 2011
Date of earliest event reported:	November 4, 2011

OFFICEMAX INCORPORATED

(Exact name of registrant as specified in its charter)

Delaware	1-5057	82-0100960
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

263 Shuman Blvd.

Naperville, Illinois 60563

(Address of principal executive offices) (Zip Code)

(630) 438-7800

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

As of November 4, 2011, Ryan Vero, executive vice president and chief merchandising officer of OfficeMax Incorporated (the “Company”), will be leaving the Company effective December 2, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 7, 2011

OFFICEMAX INCORPORATED

	By:	/s/ Matthew R. Broad
Matthew R. Broad
Executive Vice President and General Counsel